The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(2);

Registration Statement No. 333-58738
Subject to Completion
Preliminary Prospectus Supplement dated January 23, 2003

PROSPECTUS SUPPLEMENT

(To prospectus dated April 19, 2001)

3,000,000 Shares

Arch Coal, Inc.

% Perpetual Cumulative Convertible Preferred Stock
(liquidation preference $50.00 per share)

      We are selling 3,000,000 shares of our           % Perpetual Cumulative Convertible Preferred Stock. Each share of the Preferred Stock will have a liquidation preference of $50.00 and initially will be convertible into                     shares of our common stock, based on a conversion price of $          per share, subject to specified adjustments. Your option to convert the Preferred Stock into our common stock will be exercisable only if: (1) the sale price of our common stock reaches, or the trading price of the Preferred Stock falls below, specified thresholds, (2) the Preferred Stock is called for redemption or (3) specified corporate transactions have occurred.

      Our common stock trades on the New York Stock Exchange under the symbol “ACI.” On January 23, 2003, the last reported sale price for our common stock on the New York Stock Exchange was $20.51 per share.

      Dividends on the Preferred Stock accrue from                     , 2003, and will be cumulative, payable in cash, quarterly in arrears on                     ,                     ,                     and                     of each year, beginning on                     , 2003, at the annual rate of           % of the liquidation preference.

      We may redeem shares of the Preferred Stock at the liquidation preference, plus any accrued and unpaid dividends to the redemption date, after                     , 2008, only if the closing sale price of our common stock has exceeded 120% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing the notice of redemption. Upon a change in control of our company, holders may require us to purchase any or all of their shares of Preferred Stock at the liquidation preference, plus any accrued and unpaid dividends to the date of purchase, which we may pay in either cash or shares of our common stock.

       Investing in the Preferred Stock involves risks which are described in the “Risk Factors” section beginning on page S-13 of this prospectus supplement.

	Per Share	Total

Public offering price(1)	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

          (1) Plus accrued dividends from                     , 2003 if settlement occurs after that date

      The underwriters may also purchase from us up to an additional 450,000 shares of the Preferred Stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The Preferred Stock will be ready for delivery in book-entry form only through The Depository Trust Company on or about                     , 2003.

Merrill Lynch & Co.

JPMorgan

PNC Capital Markets, Inc.

Credit Lyonnais Securities (USA) Inc.

Salomon Smith Barney

US Bancorp Piper Jaffray

BNY Capital Markets, Inc.

The date of this prospectus supplement is                     , 2003.

TABLE OF CONTENTS

Prospectus Supplement

Where You Can Find More Information	S-3

Forward Looking Information	S-4

Prospectus Supplement Summary	S-5

Risk Factors	S-13

Use of Proceeds	S-23

Capitalization	S-23

Price Range of Our Common Stock and Dividend Policy	S-24

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	S-24

Description of Perpetual Cumulative Convertible Preferred Stock	S-25

Certain United States Federal Income Tax Consequences	S-38

Underwriting	S-41

Legal Matters	S-44

Experts	S-44

Prospectus

Summary	1

Risk Factors	3

Forward Looking Statements	9

Ratios of Earnings to Fixed Charges	9

Use of Proceeds	9

Description of Debt Securities	10

Description of Preferred Stock	19

Description of Common Stock	20

Description of Depositary Shares	20

Description of Securities Warrants	22

Description of Capital Securities	23

Selling Stockholders	25

Plan of Distribution	26

Legal Matters	26

Experts	27

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus or any documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

      References in this prospectus supplement and the accompanying prospectus to “ACI,” “the company,” “we,” “us,” and “our” refer to Arch Coal, Inc. and its subsidiaries, including Canyon Fuel Company, LLC, unless otherwise specified. References in this prospectus supplement and the accompanying prospectus to “common stock” refer to our common stock, par value $.01 per share, and the associated rights issued under the rights agreement described under “Description of Capital Securities—Preferred Stock Purchase Rights” in the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

SEC Headquarters 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	North East Regional Office 233 Broadway New York, New York 10279	Midwest Regional Office 175 W. Jackson Boulevard Suite 900 Chicago, Illinois 60604

      Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

      The SEC also maintains a website that contains our reports, proxy statements and other information about us, that we file electronically with the SEC. The address of that site is www.sec.gov.

      You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have “incorporated by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement and the accompanying prospectus or in any subsequently filed document that is incorporated by reference. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.

Our SEC Filings (File No. 1-13105)	Period for or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2001
Quarterly Reports on Forms 10-Q	Quarterly periods ended March 31, June 30 and September 30, 2002
Reports on Forms 8-K	March 18, April 24, July 19 and December 18, 2002 and January 23, 2003
The description of our common stock set forth in the registration statement on Form 8-B	June 17, 1997
The description of our preferred stock purchase rights set forth in the registration statement on Form 8-A	March 8, 2000

      All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than Current Reports on Form 8-K containing only Regulation FD disclosure furnished pursuant to Item 9 of Form 8-K unless otherwise indicated therein, from the date of this prospectus supplement to the end of the offering of the Preferred Stock under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus supplement and the accompanying prospectus.

      You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Investor Relations Arch Coal, Inc. One CityPlace Drive, Suite 300 St. Louis, Missouri 63141 Tel (314) 994-2700, Fax (314) 994-2878

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement or the accompanying prospectus.

FORWARD LOOKING INFORMATION

      Statements in this prospectus supplement and the accompanying prospectus (including the information incorporated by reference herein, information included in or incorporated by reference from future filings by us with the SEC, as well as information contained in written material, press releases and oral statements issued by us on our behalf) which are not statements of historical fact are forward-looking statements within the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, us at the time the statements were made. Because these forward-looking statements are subject to various risks and uncertainties, actual results may differ materially from those projected in the statements. These expectations, assumptions and uncertainties include our expectation of continued growth in the demand for electricity; belief that legislation and regulations relating to the Clean Air Act and the relatively higher costs of competing fuels will increase demand for our compliance and low-sulfur coal; expectation that we will continue to have adequate liquidity from our cash flow from operations, together with available borrowings under our credit facilities, to finance our working capital needs and meet our debt reduction goals; a variety of market, operational, geologic, permitting, labor and weather related factors and the other risks and uncertainties which are described below in this prospectus supplement under “Risk Factors” and from time to time in our periodic filings with the SEC.

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights certain significant aspects of our business and this offering, but you should read the entire prospectus supplement and the accompanying prospectus, including the financial data and related notes and the documents incorporated by reference herein, before making an investment decision. Unless otherwise indicated, references in this prospectus supplement and the accompanying prospectus to “ACI,” “the company,” “we,” “us” and “our” refer to Arch Coal, Inc. and its subsidiaries. Unless otherwise indicated, the information contained in this prospectus supplement assumes that the underwriters’ overallotment option has not been exercised. You should carefully consider the information set forth under “Risk Factors” in this prospectus supplement.

Our Company

      We are one of the largest coal producers in the United States. We mine, process and market compliance and low-sulfur coal from mines located in both the eastern and western United States, enabling us to ship coal cost-effectively to most of the major domestic coal-fired electric generation facilities. As adjusted for the Natural Resource Partners L.P. transaction described below, as of September 30, 2002, we controlled approximately 3.0 billion tons of proven and probable recoverable coal reserves, and had 25 operating mines. We sold 109.5 million tons of coal in 2001 and 78.3 million tons of coal during the nine months ended September 30, 2002. We sell substantially all of our coal to producers of electric power.

      Our business involves a number of risks. See “Risk Factors,” beginning on page S-13 of this prospectus supplement. We believe, however, that we are well-positioned to take advantage of several trends that could positively affect the coal industry:

•	We believe that demand for electricity will continue to grow. Coal-fired electric generation facilities currently provide approximately 50% of the electric power produced in the United States.

•	Coal continues to be the least expensive fuel commonly used in the generation of electricity. Utility deregulation trends are expected to result in increased price competition among generators of electricity, for which the importance of production costs should increase correspondingly.

•	Coal-fired electric generation plants operated at an average of 71% of their capacity in 2001. These plants are capable of meeting the demand for more electricity at a low incremental cost.

•	The federal Clean Air Act, which provides for phased-in restrictions on the amount of sulfur dioxide that electric generation and other facilities may emit, has caused demand for compliance and low-sulfur coal to increase in recent years. Approximately 90% of our reserve base consists of low-sulfur coal, and two-thirds is compliance quality. We currently produce only compliance and other low-sulfur coals.

•	As a result of increased demand for low-sulfur coal, production of coal from the Southern Powder River Basin in Wyoming, which is low in sulfur content and relatively inexpensive to mine, has approximately doubled over the last decade. We control approximately 1.1 billion tons of proven and probable recoverable coal reserves in the Powder River Basin. Our Black Thunder mine is one of the largest coal mines in the nation, currently producing at a rate of approximately 66 million tons annually.

      We continue to focus on realizing the potential of our assets and maximizing stockholder value by making decisions based upon our chief financial objectives:

•	improving our earnings;

•	further strengthening our cash generation;

•	increasing our productivity; and

•	reducing our costs.

      Our principal executive office is located at One CityPlace Drive, Suite 300, St. Louis, Missouri 63141, and our telephone number is (314) 994-2700.

Recent Developments

      On January 23, 2003, we announced that we had total revenues of $390.4 million and net income of $1.1 million, or $.02 per common share, for the fourth quarter ended December 31, 2002, compared to total revenues of $385.4 million and net income of $8.4 million, or $.16 per common share, for the same period in 2001. At the same time, we also announced that we had total revenues of $1.534 billion and a net loss of $2.6 million, or $.05 per common share, for the 12 months ended December 31, 2002, compared to total revenues of $1.426 billion and net income of $7.2 million, or $.15 per common share, for the 12 months ended December 31, 2001. We attribute the decline in net income primarily to continuing downward pressure on coal prices caused by a weak economy and high coal stockpile levels maintained by power producers, which led to our strategic decision to reduce production levels principally at our eastern operations.

      We are not expecting an improvement in our financial results until coal markets improve. We expect production levels in the first quarter of 2003 to be comparable to those achieved in the fourth quarter of 2002. We also anticipate that our costs will increase in 2003, principally due to higher expenses of approximately $8.0 million per quarter related to post-retirement health care and pension obligations. We expect annual depreciation, depletion and amortization to be approximately $200 million and capital expenditures to be approximately $160 million in 2003. We anticipate that we will report a loss of between $.05 and $.20 per common share for the quarter ended March 31, 2003.

      In October 2002, Natural Resource Partners L.P., a newly formed joint venture created to manage coal royalty properties to which we contributed 454 million tons of our coal reserves in exchange for equity interests, completed its initial public offering in which we sold a portion of our equity interests for net proceeds to us of $33.6 million. After the completion of the offering, we held 34.1% of the equity interests in Natural Resources Partners.

The Offering

      The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Preferred Stock, see “Description of Perpetual Cumulative Convertible Preferred Stock” in this prospectus supplement.

Issuer	Arch Coal, Inc.

Securities offered	3,000,000 shares of our % Perpetual Cumulative Convertible Preferred Stock, par value $.01 per share, which we refer to as the Preferred Stock.

Overallotment option	Up to an additional 450,000 shares of the Preferred Stock if the underwriters exercise their overallotment option in full.

Liquidation preference	$50.00 per share.

Dividends	Quarterly cumulative cash dividends, at an annual rate of % of the liquidation preference, accruing from , 2003 and thereafter from the beginning of the relevant dividend period and payable, when, as and if declared by our board of directors, out of funds legally available, in arrears on , , and of each year, beginning , 2003. Accumulated unpaid dividends accrue and cumulate dividends at the annual rate of %.

Provisional redemption	We may not redeem any shares of the Preferred Stock at any time before , 2008. On or after , 2008, we may redeem shares of the Preferred Stock in cash at a redemption price equal to the liquidation preference per share, plus accrued and unpaid dividends to the redemption date, only if the closing price of our common stock has exceeded 120% of the conversion price then in effect for at least 20 trading days within a period of 30-trading days ending on the trading day prior to the date of mailing of the notice of redemption.

Conversion rights	If the conditions for conversion set out below are satisfied, the Preferred Stock will be convertible, at the option of the holder, into fully paid and nonassessable shares of our common stock at an initial conversion price of $ per share, subject to adjustments as provided under “Description of Perpetual Cumulative Convertible Preferred Stock—Adjustments to the Conversion Price.”

The number of shares of our common stock deliverable upon conversion of a share of the Preferred Stock, commonly referred to as the conversion ratio, will initially be , which represents the liquidation preference of $50.00 divided by the initial conversion price.

Holders may surrender their Preferred Stock for conversion into shares of our common stock after the occurrence of any of the following conversion triggering events:

• if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of any calendar quarter, beginning with the quarter ending March 31, 2003, is more than 110% of the Preferred Stock conversion price in effect on the last day of such quarter, then, holders may surrender their shares of the Preferred Stock for conversion into shares of our common stock; if the foregoing condition is satisfied, then the Preferred Stock will be convertible at any time at the option of the holder;

• if in any 10 consecutive trading-day period the average of the trading prices of the Preferred Stock for that 10 trading-day period was less than 103% of the average conversion value for the Preferred Stock during that 10 trading-day period;

• at any time after the Preferred Stock is called for redemption; or

• upon the occurrence of specified corporate transactions.

See “Description of Perpetual Cumulative Convertible Preferred Stock—Conversion Rights—Events Triggering Conversion Rights.”

Upon conversion, holders will receive cash in lieu of fractional shares. Holders will not receive cash or additional shares of our common stock to compensate them for any accrued dividends on the Preferred Stock from the end of the last preceding dividend payment date through the time of conversion. A holder who converts shares of the Preferred Stock will still be entitled to receive all accrued dividends which the holder is entitled to receive through the last dividend payment date.

Assuming all $150 million of the liquidation preference of the Preferred Stock is converted at the initial conversion price, we would issue approximately shares of our common stock ( shares if the underwriters exercise their overallotment option in full), representing approximately % of our common stock outstanding as of September 30, 2002, after giving effect to such conversion ( % if the underwriters exercise their overallotment option in full).

Adjustments to the conversion price	The formula for determining the conversion price and the number of shares of common stock issuable upon conversion will be adjusted upon the occurrence of certain events. See “Description of Perpetual Cumulative Convertible Preferred Stock— Adjustments to the Conversion Price.”

Change in control	If we undergo a change in control, each holder of shares of the Preferred Stock will have the right to require us to purchase any or all outstanding shares of the holder’s Preferred Stock at a purchase price equal to the liquidation preference per share, plus accrued and unpaid dividends, if any, to the date of purchase. We will have the option to pay for those shares either solely in cash or solely in shares of our common stock valued at 95% of the average closing sale price of our common stock for the five trading days before and including the third trading day before the date of purchase.

Ranking	With respect to dividend rights and rights upon liquidation, dissolution or winding up, the % Perpetual Cumulative Convertible Preferred Stock ranks:

• senior to “junior stock,” which is our common stock and each class or series of our capital stock that has terms which do not expressly provide that such class or series will rank senior to or on a parity with the % Perpetual Cumulative Convertible Preferred Stock;

• on a parity with “parity stock,” which is each class or series of our capital stock that has terms which expressly provide that such class or series will rank on a parity with the % Perpetual Cumulative Convertible Preferred Stock;

• junior to “senior stock,” which is each class or series of our capital stock that has terms which expressly provide that such class will rank senior to the % Perpetual Cumulative Convertible Preferred Stock;

• junior to all our existing and future liabilities and obligations, whether or not for borrowed money; and

• effectively junior to all of our subsidiaries’:

• existing and future liabilities and

• capital stock held by others.

On a pro forma basis, after giving effect to this offering and our use of the net proceeds, as of September 30, 2002, we would have had approximately $1.5 billion of consolidated liabilities, of which $885.9 million were liabilities of our subsidiaries, and no senior stock.

Voting rights	The holders of the Preferred Stock do not have any voting rights except as required by applicable state law and described below.

So long as any shares of Preferred Stock remain outstanding, we shall not, without the consent of holders of at least two-thirds of the shares of Preferred Stock outstanding:

• amend, whether by merger, consolidation, combination, reclassification or otherwise, any provisions of (i) our amended and restated certificate of incorporation or (ii) the certificate of designations, which sets out the powers, preferences and special rights of the Preferred Stock, if the amendment would alter or change the powers, preferences or rights of the Preferred Stock so as to adversely affect the holders thereof, including, without limitation, the creation of, or increase in the authorized number of, shares of any class or series of senior stock; or

• issue shares of senior stock.

In addition, if at any time the equivalent of six quarterly dividend payments payable on the shares of the Preferred Stock are accrued and unpaid, whether or not consecutive, holders of all outstanding shares of the Preferred Stock, together with the holders of any other series of our preferred stock in similar circumstance, voting together as a single class without regard to series, will be entitled to elect two directors to serve until accumulated dividends have been paid in full.

Book entry	The Preferred Stock will be represented by one or more global securities that are deposited with and registered in the name of The Depository Trust Company, New York, New York, DTC, or its nominee. This means that you will not receive a certificate for your Preferred Stock held through DTC.

Use of proceeds	We estimate that the net proceeds from the offering will be approximately $142.2 million ($167.0 million if the underwriters exercise their overallotment option in full). We intend to use these net proceeds to reduce indebtedness under our $350 million revolving credit facility, which will be available to be redrawn upon in the future. The balance of the net proceeds, if any, will be used for working capital and other general corporate purposes.

Risk factors	See “Risk Factors” and other information in this prospectus supplement for a discussion of the factors you should consider before deciding to invest in the Preferred Stock.

Listing	We have not applied and do not intend to apply to list the Preferred Stock on any exchange. Our common stock trades on the NYSE under the symbol “ACI.”

Summary Consolidated Financial and Operating Data

      The following table sets forth a summary of certain of our historical consolidated financial and operating data for the dates and periods indicated and should be read in conjunction with our audited consolidated financial statements and related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in our annual report on Form 10-K for the year ended December 31, 2001, and unaudited interim consolidated financial statements and related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in our quarterly report on Form 10-Q for the quarter and nine months ended September 30, 2002, incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary historical consolidated financial data for the nine months ended September 30, 2002 and 2001 are derived from our unaudited interim consolidated financial statements and, in the opinion of management, fairly presents our results for such periods. Our results for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the year ended December 31, 2002 or for any future period.

					Nine Months Ended
	Year Ended December 31,				September 30,

	1999		2000	2001	2001	2002

	(in thousands, except per share data)

Consolidated Statement of Operations Data:

Total revenues	$1,567,382		$1,404,621	$1,488,728	$1,103,311	$1,143,696

Income (loss) from operations	(327,026	)(1)	73,984	62,456	42,426	21,099

Net income (loss)	(346,280	)(1)	(12,736)	7,209	(1,201)	(3,635)

Basic and diluted earnings (loss) per common share	$(9.02)		$(0.33)	$0.15	$(0.03)	$(0.07)

Consolidated Operating and Other Data:

Tons sold	111,177		105,519	109,455	80,967	78,337

Tons produced	109,524		100,060	104,471	77,573	73,623

Adjusted EBITDA(2)	$325,949		$315,175	$282,285	$207,177	$171,056

Net cash provided from operating activities	$279,963		$135,772	$145,661	$123,717	$129,749

As of September 30, 2002

(in thousands)

Consolidated Balance Sheet Data:

Total assets	$2,216,183

Working capital	38,466

Long-term debt	792,291

Other long-term obligations	610,709

Accumulated deficit	(252,004)

Stockholders’ equity	554,804

(1)	The loss from operations for 1999 was primarily attributable to one-time pre-tax charges of $364.6 million related principally to the write-down of assets at our Dal-Tex, Hobet 21 and Coal-Mac operations and the write-down of other coal reserves in Central Appalachia, and a $23.1 million pre-tax charge related to the restructuring of our administrative workforce and the closure of mines in Illinois, Kentucky and West Virginia.

(2)	Adjusted EBITDA is defined as income (loss) from operations before the effect of net interest expense, income taxes, our depreciation, depletion and amortization, our equity interest in the depreciation, depletion and amortization of Canyon Fuel, write-down of impaired assets and restructuring charges. Adjusted EBITDA is not a measure of financial performance in accordance with generally accepted accounting principles, and items excluded to calculate Adjusted EBITDA are significant in understanding and assessing our financial condition. Therefore, Adjusted EBITDA should not be considered in isolation from nor as an alternative to net income, income from operations, cash flows from operations or as a measure of our profitability, liquidity or performance under generally accepted accounting principles. We believe that Adjusted EBITDA presents a useful measure of our ability to service and incur debt based on ongoing operations. Furthermore, analogous measures are used by industry analysts to evaluate operating performance. Investors should be aware that our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

      The table below shows how we calculate Adjusted EBITDA.

				Nine months ended
	Year ended December 31,			September 30,

	1999	2000	2001	2001	2002

	(in thousands)

Income (loss) from operations	$(327,026)	$73,984	$62,456	$42,426	$21,099

Depreciation, depletion and amortization of Arch Coal, not including Canyon Fuel	235,658	201,512	177,504	132,298	130,835

Arch Coal’s equity interest in depreciation, depletion and amortization of Canyon Fuel	36,423	39,679	42,325	32,453	19,122

Write-down of impaired assets	364,579	—	—	—	—

Restructuring charges	16,315	—	—	—	—

Adjusted EBITDA	$325,949	$315,175	$282,285	$207,177	$171,056

RISK FACTORS

      Investing in the Preferred Stock involves risks, including risks inherent in our business. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the Preferred Stock.

Risks Related to our Business

We have a significant amount of debt relative to our equity capitalization, which limits our flexibility and imposes restrictions on us, and a downturn in economic or industry conditions may materially affect our ability to meet our future financial commitments and liquidity needs.

      As of September 30, 2002, we had outstanding consolidated indebtedness of $798.8 million, representing approximately 59% of our capital employed, of which $675.0 million was debt of our 99%-owned joint venture Arch Western Resources LLC. We also have significant lease and royalty obligations. We and Arch Western each have bank credit facilities. Our credit facility consists of a five-year revolving credit facility, expiring in April 2007, with maximum available borrowing capacity of $350.0 million, of which indebtedness of $102.4 million was outstanding as of September 30, 2002. Arch Western’s credit facility consists of a $150.0 million non-amortizing term loan due in April 2007 and a $525.0 million non-amortizing term loan due in April 2008. Our ability to satisfy our debt, lease and royalty obligations, and our ability to effect any refinancing of our indebtedness, will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs.

      Our relative amount of debt and the terms of our credit agreements could have material consequences to our business, including, but not limited to:

•	making it more difficult for us to satisfy our debt covenants and debt service, lease payment and other obligations;

•	making it more difficult for us to pay dividends;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements;

•	reducing the availability of cash flow from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage when compared to competitors with less relative amounts of debt.

      Additionally, after giving effect to interest-rate swaps that we sometimes use to convert our variable-rate indebtedness to fixed interest rates, approximately 66% of our debt bears interest at variable-rates that are linked to short-term interest rates. If interest rates rise, our costs relative to those obligations would also rise.

We have experienced net losses in recent periods, which may continue or reoccur in the future.

      We reported a net loss of $3.6 million for the nine months ended September 30, 2002, and have incurred losses in prior periods. The loss for the first nine months of 2002 is primarily attributable to our decision to reduce coal production in response to a weak market environment stemming from oversupply in our coal markets as a result of mild winter temperatures and economic weakness that reduced electricity demand in the United States. Due to the continuing possibility of adverse pricing trends, regulatory and judicial developments, or other industry conditions that are beyond our control and that affect our ability to mine and sell coal profitably, we may suffer losses in the future.

We may be unable to comply with restrictions imposed by our credit facilities and other debt agreements, which could result in a default under these agreements.

      The agreements governing our outstanding debt impose a number of restrictions on us. For example, the terms of our credit facilities and leases contain financial and other covenants that create limitations on our ability to, among other things, borrow the full amount under our credit facilities, effect acquisitions or dispositions and incur additional debt, and require us to, among other things, maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control and, as a result, we may be unable to comply with these restrictions. A failure to comply with these restrictions could adversely affect our ability to borrow under our credit facilities or result in an event of default under these agreements. In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts, or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us.

A recent federal district court decision could prevent us from obtaining Clean Water Act permits required for certain of our mining operations in West Virginia, which would cause our profitability to decline materially.

      In May 2002, the United States District Court for the Southern District of West Virginia issued an order in Kentuckians for the Commonwealth v. Rivenburgh enjoining the Huntington, West Virginia office of the U.S. Army Corps of Engineers from issuing permits under Section 404 of the federal Clean Water Act for the construction of valley fills for the disposal of overburden from mountaintop mining operations solely for the purpose of waste disposal. These valleys typically contain streams that under the Clean Water Act are considered navigable waters of the United States. The court held that the filling of these waters solely for waste disposal is a violation of the Clean Water Act. The court’s injunction also prohibits the issuance of permits authorizing fill activities associated with types of mining activities other than mountaintop mining where the primary purpose of those activities is the disposal of waste. In June 2002, the district court ruled on motions filed by certain parties following the court’s issuance of its order. In its ruling, the court decided that its injunction applies to any fill activity that does not have a “constructive primary purpose,” a determination which the court noted is up to the technical expertise of the U.S. Army Corps of Engineers. The court also denied in its order the defendants’ motions for stay pending appeal and for dismissal and the plaintiff’s motion for further injunctive relief including its request that the court revoke the Section 404 valley fill permit identified in the complaint. The U.S. Army Corps of Engineers and the industry parties that have intervened in the lawsuit appealed this ruling to the Fourth Circuit Court of Appeals, which heard oral arguments on December 4, 2002 but has not yet rendered its decision in the case.

      Our Dal-Tex surface mining operation in West Virginia, which was idled in July 1999 due to permitting issues from an adverse ruling in prior litigation over valley fills that was later overturned, is affected by the court’s injunction in the Kentuckians case because we had not completed the process necessary to obtain Section 404 permits for the mine at the time the court issued the May 2002 injunction. If the current litigation is favorably resolved or we are otherwise able to obtain the necessary permits, we may determine to reopen the mine, subject to then-existing market conditions. If the district court’s injunction is not overturned by an appellate court or subsequent legislation, we may be unable to economically mine our reserves in areas subject to the injunction that are not currently under permit, which could result in our being required to take significant impairment charges and cause our profitability to decline materially.

Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline.

      The federal Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from electric power plants, which are the largest end-users of our coal. Such regulations, which can take a variety of forms, may reduce demand for coal as a fuel source because they may require significant emissions control expenditures for coal-fired power plants to attain applicable ambient air quality standards, which may lead these generators to switch to other fuels that generate less of these emissions and may also reduce future demand for the construction of coal-fired power plants.

      The U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned utility for alleged violations of the Clean Air Act. We supply coal to some of the currently-affected utilities, and it is possible that other of our customers will be sued. These lawsuits could require the utilities to pay penalties, install pollution control equipment or undertake other emission reduction measures, which could adversely impact their demand for our coal.

      A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.

      The Clean Air Act also imposes standards on sources of hazardous air pollutants. Although these standards have not yet been extended to coal mining operations, the EPA has announced that it would regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009, which likely will require significant new investment in controls by power plant operators. These standards and future standards could have the effect of decreasing demand for coal.

      Other proposed initiatives, such as the Bush administration’s announced Clear Skies Initiative, may also have an effect upon coal operations. As proposed, this initiative is designed to reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants. Other so-called multi-pollutant bills, which could regulate additional air pollutants, have been proposed by various members of Congress. Were such initiatives enacted into law, power plant operators could choose to shift to other fuel sources to meet these requirements, reducing the demand for coal.

Because our industry is highly regulated, our ability to conduct mining operations is restricted and our profitability may decline.

      The coal mining industry is subject to regulation by federal, state and local authorities on matters such as:

•	the discharge of materials into the environment;

•	employee health and safety;

•	mine permits and other licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	management of materials generated by mining operations;

•	surface subsidence from underground mining;

•	water pollution;

•	legislatively mandated benefits for current and retired coal miners;

•	air quality standards;

•	protection of wetlands;

•	endangered plant and wildlife protection;

•	limitations on land use;

•	storage of petroleum products and substances that are regarded as hazardous under applicable laws; and

•	management of electrical equipment containing polychlorinated biphenyls, or PCBs.

      Extensive regulation of these matters has had and will continue to have a significant effect on our costs of production and competitive position. Further regulations, legislation or orders may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source.

      Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining, some of which have significant bonding requirements. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need for our mining operations may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that may be changed or interpreted in a manner which restricts our ability to conduct our mining operations or to do so profitably. Pending litigation in a West Virginia federal district court brought by environmental groups and individuals in January 2002 challenges the EPA’s approval of West Virginia’s antidegradation policy, which exempts current holders of Section 404 permits, including us, from the state’s antidegradation review policy. Under the federal Clean Water Act, state regulatory authorities must conduct an antidegradation review before approving permits for the discharge of pollutants into waters that have been designated by the state as high quality. This review involves public and intergovernmental scrutiny of permits and requires permittees to demonstrate that the proposed activities are justified in order to accommodate significant economic or social development in the area where the waters are located. If the plaintiffs are successful and the exemption from the antidegradation review policy is revoked and we discharge into waters designated as high quality by the state, the cost, time and difficulty associated with obtaining and complying with Clean Water Act permits for our affected surface mining operations would increase and may hinder our ability to conduct such operations profitably.

      Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations, including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or renew such bonds without the posting of collateral. In addition, surety bond costs have increased while the market terms of such bonds have generally become more unfavorable.

Our profitability may fluctuate due to unanticipated mine operating conditions and other factors that are not within our control.

      Our mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in our profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in thickness of the layer, or seam, of coal, amounts of overburden, rock and other natural materials and other geological conditions have had, and can be expected in the future to have, a significant impact on our operating results. Prolonged disruption of production at any of our principal mines, particularly our Mingo Logan operation in West Virginia or Black Thunder mine in Wyoming, would result in a decrease, which could be material, in our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include:

•	expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements;

•	disruption or increases in the cost of transportation services;

•	changes in laws or regulations, including permitting requirements;

•	litigation;

•	work stoppages or other labor difficulties;

•	mine worker vacation schedules and related maintenance activities; and

•	changes in coal market and general economic conditions.

      Decreases in our profitability as a result of the factors described above could adversely impact our quarterly or annual results materially. Any adverse impact on our operating results could cause our stock price to decline substantially, particularly if the results are below research analyst or investor expectations.

Intense competition and excess industry capacity in the coal producing regions in which we operate has adversely affected our revenues and profitability and may continue to do so in the future.

      The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal producing regions in which we operate, and a number of our competitors have greater financial resources than we do. We compete with several major coal producers in the Central Appalachian and Powder River Basin areas. We also compete with a number of smaller producers in those and our other market regions. Additionally, we are subject to the continuing risk of reduced profitability as a result of excess industry capacity such as the oversupply in the United States coal market following the mild winter temperatures in 2002 and weak power demand by the industrial sector of the economy, which led us to reduce the rate of coal production from planned levels during 2002 and negatively impacted our profitability during this period.

The demand for and pricing of our coal is greatly influenced by consumption patterns of the domestic electric generation industry, and any reduction in the demand for our coal by this industry may cause our profitability to decline.

      Demand for our coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity, which is significantly dependent upon general economic conditions, summer and winter temperatures in the United States, government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil, and nuclear, and alternative energy sources such as hydroelectric power. Demand for our low-sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for our coal by the domestic electric generation industry may cause our profitability to decline.

Deregulation of the electric utility industry may cause our customers to be more price-sensitive in purchasing coal, which could cause our profitability to decline.

      Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost sensitive, deregulation may have a negative effect on our profitability.

The creditworthiness of our customer base has declined.

      Our ability to receive payment for coal sold depends on the creditworthiness of our customers. In general, the creditworthiness of our customers has declined. If this trend were to continue, the number of customers with acceptable credit profiles could decline.

Our profitability may be adversely affected by the renegotiation, termination or expiration of favorable long-term coal supply contracts.

      We sell a substantial portion of our coal under long-term coal supply agreements, which are contracts with a term greater than 12 months. For the nine months ended September 30, 2002, sales of coal under long-term contracts accounted for approximately 84% of our total revenues. The prices for coal shipped under these contracts may be below the current market price for similar-type coal at any given time. As a consequence of the substantial volume of our sales that are subject to these long-term agreements, we have less coal available with which to capitalize on higher coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts. Our exposure to market-based pricing may also be increased should customers elect to purchase fewer tons. In addition, the increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts make it more likely that we will not be able to recover inflation related increases in mining costs during the contract term.

Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.

      Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We have in the past, and in the future are likely to acquire, coal reserves for our mine portfolio from third parties. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Our Mountaineer mine at our Mingo Logan coal mining operations in West Virginia is estimated to exhaust its longwall mineable reserves in 2006. The Mountaineer mine generated $29.9 million and $28.8 million of our total operating income in the first nine months of 2002 and 2001, respectively.

Disruption in, or increased costs of, transportation services could adversely affect our profitability.

      The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruptions of these transportation services could temporarily impair our ability to supply coal to our customers and thus adversely affect our business and the results of our operations. In addition, increases in transportation costs, or changes in costs relative to transportation costs for coal produced by our competitors or of other fuels, could adversely affect our business and profitability.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

      We base our reserve information on geological data assembled and analyzed by our staff which includes various engineers and geologists, and outside firms. The reserve estimates are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond our control.

Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results.

      For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties, and revenues and expenditures with respect to our reserves, may vary from estimates, and these variances may be material. These estimates thus may not accurately reflect our actual reserves.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

      We conduct a significant part of our mining operations on properties that we lease. The loss of any lease could adversely affect our ability to mine the associated reserves. Because title to most of our leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property, our right to mine some of our reserves has in the past, and may again in the future, be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Acquisitions that we may undertake would involve a number of inherent risks, any of which could cause us not to realize the benefits anticipated to result.

      We continually seek to expand our operations and coal reserves in the regions in which we operate through acquisitions of businesses and assets. Acquisition transactions involve various inherent risks, such as assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction. Any one or more of these factors could cause us not to realize the benefits anticipated to result from the acquisition of businesses or assets.

Agreements entered into in connection with the acquisition of our reserves and mining facilities in the western United States contain limitations on our ability to manage these operations exclusively and could subject us to significant indemnification obligations.

      Our affiliate, Arch Western, is the owner of reserves and mining facilities in the western United States. The agreement under which Arch Western was formed provides that one of our subsidiaries, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the business of Arch Western. However, consent of BP Amoco, the successor to ARCO, the other member of Arch Western, would generally be required in the event that Arch Western proposes to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at that time, Arch Western has a debt rating less favorable than specified ratings from Moody’s Investors Service or Standard & Poor’s or fails to meet specified indebtedness and interest ratios.

      In connection with the Arch Western acquisition, we entered into an agreement under which we agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of certain actions taken prior to June 1, 2013, including the sale or other disposition of specified properties of Arch Western, the repurchase of some equity interests in Arch Western by Arch Western or the reduction under some circumstances of indebtedness incurred by Arch Western in connection with the Arch Western acquisition. Depending on the time at which any indemnification obligation were to arise, it could impact our profitability for the period in which it arises.

      The membership interests in Canyon Fuel Company, LLC, which operates three coal mines in Utah, are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation of Japan. The agreement which governs the management and operations of Canyon Fuel provides for a management board to manage its business and affairs. Some major business decisions concerning Canyon Fuel require the vote of 70% of the membership interests and therefore limit our ability to make these decisions. These decisions include admission of additional members; approval of annual business plans; the making of significant capital expenditures; sales of coal below specified prices; agreements between Canyon Fuel and any member; institution or settlement of litigation; a material change in the nature of Canyon Fuel’s business or a material acquisition; the sale or other disposition, including by merger, of assets other than in the ordinary course of business; incurrence of indebtedness; entering into leases; and the selection and removal of officers. The Canyon Fuel agreement also contains restrictions on the transfer of our membership interest in Canyon Fuel.

Our expenditures for postretirement medical and pension benefits are expected to be significantly higher in 2003 and could further increase in the future.

      We estimate our future postretirement medical and pension benefit obligations based on various assumptions, including actuarial estimates, assumed discount rates, estimates of mine lives, expected returns on pension plan assets, and changes in health care costs. Based on changes in our assumptions, we expect that our annual postretirement health and pension benefit costs will increase by approximately $32 million in 2003. If our assumptions relating to these benefits change in the future, our costs could further increase, which would reduce our profitability. In addition, future regulatory and accounting changes relating to these benefits could result in increased obligations or additional costs, which could also have a material adverse affect on our financial results.

The adoption of a recent accounting pronouncement may result in a non-cash charge to our net income.

      In June 2001, the Financial Accounting Standards Board issued FAS 143, “Accounting for Asset Retirement Obligations,” which is effective for fiscal years beginning after June 15, 2002. The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We adopted FAS 143 on January 1, 2003, which will change the manner in which we account for our reclamation obligations. Due to the significant number of mines that we operate throughout the United States and the extensive amount of information that must be reviewed and estimates that must be made to assess the effects of the statement, the expected impact of adoption of FAS 143 on our financial position or results of operations has not yet been determined. The impact will be reflected as a cumulative effect of an accounting change in our results for the first quarter of 2003 and may result in a one-time, non-cash charge and reduce our net income.

Risks Related to the Preferred Stock and Our Common Stock

The Preferred Stock ranks junior to all of our and our subsidiaries’ liabilities.

      In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the Preferred Stock, including the purchase of your shares of the Preferred Stock upon a change in control, only after all our indebtedness and other liabilities have been paid. In addition, the Preferred Stock will effectively rank junior to all existing and future liabilities of our subsidiaries. The rights of holders of the Preferred Stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of that subsidiary’s creditors and such senior equity holders. As of September 30, 2002, we had total consolidated liabilities of approximately $1.7 billion, of which $885.9 million were the liabilities of our subsidiaries. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the Preferred Stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Stock.

We may not be able or may elect not to pay the purchase price of the Preferred Stock in cash upon a change in control. We also could be prevented from paying dividends on shares of the Preferred Stock.

      In the event of a change in control you will have the right to require us to purchase all your shares of Preferred Stock. We may not have sufficient cash to purchase your shares of the Preferred Stock upon a change in control or may elect to pay the purchase price in shares of our common stock .

      Under the terms of our current credit facilities we are not prohibited from paying the purchase price of the Preferred Stock in cash; however, future credit facilities or other debt instruments may contain restrictions that limit our ability to make such payments or we may, for any other reason, elect to pay the purchase price in shares of our common stock.

      Even if the terms of the instruments governing our indebtedness allow us to pay cash dividends and to redeem and purchase the Preferred Stock, we can only make such payments from legally available funds, as determined by our board of directors, and such funds may not be available to pay cash dividends to you or to redeem or purchase your shares of Preferred Stock.

An active trading market for the Preferred Stock may not develop and you may be unable to resell your shares of the Preferred Stock at or above the purchase price.

      No trading market for the Preferred Stock currently exists, and we have not applied and do not intend to apply for the listing of the Preferred Stock on any securities exchange or for the inclusion of the Preferred Stock in any automated quotation system. The underwriters have advised us that they intend to make a market in the Preferred Stock. However, they are not obligated to do so, and they may discontinue any market-making activities at any time without notice. Consequently, a liquid trading market for the Preferred Stock may not develop and the market price of the Preferred Stock may be volatile. As a result, you may be unable to sell your shares of the Preferred Stock at a price equal to or greater than that which you paid, if at all.

You may be unable to convert the Preferred Stock into our common stock and, if you are able and do convert, you will experience immediate dilution.

      You may convert your shares of the Preferred Stock into common stock only if (1) the sale price of our common stock reaches, or the trading of the Preferred Stock falls below, specified thresholds, (2) the Preferred Stock is called for redemption or (3) specified corporate transactions have occurred. Your inability to convert the Preferred Stock may adversely affect its value.

      If you convert your shares of the Preferred Stock into shares of common stock, you will experience immediate dilution because the per share conversion price of the Preferred Stock immediately after this offering will be higher than the net tangible book value per share of the outstanding common stock. In addition, you will also experience dilution when we issue additional shares of common stock, which we are permitted or required to issue under options, warrants, our stock option plan or other employee or director compensation plans.

The volatility of the price of our common stock may adversely affect the market price of the Preferred Stock.

      The market price of our common stock and therefore the market price of the Preferred Stock could be subject to significant fluctuations due to a variety of factors, including actual or anticipated fluctuations in our operating results and financial performance, fluctuations in the price of coal, fluctuations in the price of alternative energy sources, announcements of technological innovations by our existing or future competitors or changes in financial estimates by securities analysts. In addition, sales or the expectation of sales of a substantial number of shares of our common stock in the public market, or the appearance that a large number of shares is available for sale, following the offering of the Preferred Stock, could adversely affect the prevailing market price of our common stock and therefore the market price of the Preferred Stock. In addition to the adverse effect a price decline could have on holders of our common stock and you, such a decline would also impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

Our stockholder rights plan and amended charter documents may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable, which may adversely affect our stock price.

      Our stockholder rights plan and provisions of our amended and restated certificate of incorporation and our by-laws, may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method even if some of our stockholders might believe a change in control is desirable.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $142.2 million, or approximately $167.0 million if the underwriters exercise their overallotment option in full, based on an assumed public offering price of $50.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us.

      We currently intend to use the net proceeds of this offering to reduce indebtedness under our $350 million revolving credit facility and the balance, if any, for working capital and other corporate purposes. Affiliates of certain of the underwriters are lenders under our revolving credit facility and as such will receive the net proceeds used to reduce indebtedness. As of September 30, 2002, outstanding indebtedness under our revolving credit facility was $102.4 million. The indebtedness to be reduced bears interest at variable rates based on a PNC Bank base rate or LIBOR. The interest rate in effect as of September 30, 2002 was 3.56%. Subject to the satisfaction of applicable conditions, we will continue to be able to borrow up to $350 million under the revolving credit facility. The indebtedness under the revolving credit facility matures on April 18, 2007.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2002 and as adjusted to give effect to the sale of 3,000,000 shares of the Preferred Stock at an assumed public offering price of $50.00 per share and the application of the net proceeds as described in “Use of Proceeds.” This table should be read in conjunction with our consolidated financial statements and other information included and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2002
	(in thousands)
	(unaudited)

	Actual	As Adjusted

Total debt	$798,791	$675,000

Stockholders’ equity:

Preferred stock, $.01 par value per share, 10,000,000 shares authorized, no shares issued and outstanding, actual; 3,000,000 shares of % Perpetual Cumulative Convertible Preferred Stock issued and outstanding, as adjusted(1)	$—	$30

Common stock, $.01 par value per share, 100,000,000 shares authorized, 52,382,010 shares issued and outstanding, actual and as adjusted(2)	527	527

Paid-in capital	835,740	980,910

Accumulated deficit	(252,004)	(252,004)

Treasury stock, at cost	(5,047)	(5,047)

Accumulated other comprehensive loss	(24,412)	(24,412)

Total stockholders’ equity	$554,804	$700,004

Total capitalization	$1,353,595	$1,375,004

(1)	Excludes 602,944 shares that have been designated Series One Junior Preferred Stock and reserved for issuance under our stockholders rights plan. See “Description of Capital Securities” in the accompanying prospectus.

(2)	Excludes (a) 5,490,542 shares of common stock issuable upon exercise of outstanding options as of September 30, 2002 at a weighted average exercise price of $20.74 per share; (b) 2,998,838 shares of common stock reserved for future issuance under our stock option plans; and (c) shares of common stock initially issuable upon conversion of the Preferred Stock ( shares if the underwriters exercise their overallotment option in full).

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

      Our common stock is listed on the New York Stock Exchange. The following table sets forth for the periods indicated the range of high and low sales prices per share of our common stock as reported on the New York Stock Exchange and the cash dividends declared on the common stock for the periods indicated.

	High	Low	Dividends

Year Ended December 31, 2001:

First Quarter	$31.50	$12.88	$.0575

Second Quarter	38.40	21.20	.0575

Third Quarter	27.50	14.05	.0575

Fourth Quarter	23.82	15.33	.0575

Year Ended December 31, 2002:

First Quarter	$24.12	$17.76	$.0575

Second Quarter	25.25	20.00	.0575

Third Quarter	22.71	14.30	.0575

Fourth Quarter	23.00	14.34	.0575

Year Ended December 31, 2003:

First Quarter (through January 23, 2003)	$22.50	$19.80

      On January 23, 2003, the last sale price of our common stock as reported on the New York Stock Exchange was $20.51 per share. On December 31, 2002, there were approximately 10,838 holders of record of our common stock.

      The future declaration and payment of dividends and the amount of dividends on our common stock will depend upon our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by credit agreements or senior securities and other factors deemed relevant by our board of directors.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

      The following table sets forth our ratio of earnings to combined fixed charges and preference dividends for the periods indicated:

	Year Ended December 31,					Nine Months
						Ended
	1997	1998	1999	2000	2001	September 30, 2002

Ratio of earnings to combined fixed charges and preference dividends	3.04	2.29	*	1.77	1.91	1.50

Pro forma ratio of earnings to combined fixed charges and preference dividends					1.71	1.31

*	Combined fixed charges and preference dividends exceeded earnings (as defined below) by $327.0 million.

      The above ratios are computed on a total enterprise basis including our consolidated subsidiaries, plus our share of significant affiliates accounted for on the equity method that are 50% or greater owned or whose indebtedness has been directly or indirectly guaranteed by us. Earnings consist of income (loss) from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense. Preference dividends are the amount of pre-tax earnings required to pay dividends on outstanding preferred stock.

      The pro forma ratios are computed after giving effect to the offering of 3,000,000 shares of the Preferred Stock and the application of the net proceeds as described in “Use of Proceeds” as if each occurred on the first day of the respective period.

      In 1999, our losses were primarily attributable to a write-down of the carrying value of some of our operating assets and coal reserves.

DESCRIPTION OF PERPETUAL CUMULATIVE

CONVERTIBLE PREFERRED STOCK

      The following section describes all material terms of the Preferred Stock, but does not purport to be complete and is subject to and qualified in its entirety by reference to the certificate of designations relating to the Preferred Stock. You may obtain a copy of the certificate of designations by contacting us at the address provided under “Where You Can Find More Information.”

General

      At the consummation of this offering, we will issue 3,000,000 shares, or up to 3,450,000 shares if the underwriters exercise their overallotment option in full, of our           % Perpetual Cumulative Convertible Preferred Stock, $.01 par value per share and $50.00 liquidation preference per share. When issued, the shares of Preferred Stock will be validly issued, fully paid and nonassessable.

      The holders of the shares of Preferred Stock will have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities.

Ranking

      The Preferred Stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

•	junior to all our existing and future liabilities and obligations, whether or not for borrowed money;

•	junior to “senior stock,” which is each class or series of our capital stock that has terms which expressly provide that such class will rank senior to the % Perpetual Cumulative Convertible Preferred Stock;

•	on a parity with “parity stock,” which is each class or series of our capital stock that has terms which expressly provide that such class or series will rank on a parity with the % Perpetual Cumulative Convertible Preferred Stock;

•	senior to “junior stock,” which is our common stock and each class or series of our capital stock that has terms which do not expressly provide that such class or series will rank senior to or on a parity with the % Perpetual Cumulative Convertible Preferred Stock; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

      The term “senior stock” includes warrants, rights, calls or options exercisable for or convertible into that type of stock.

      On a pro forma basis, after giving effect to this offering and our use of the net proceeds, as of September 30, 2002, we would have had outstanding approximately $1.5 billion of consolidated liabilities, of which $885.9 million were liabilities of our subsidiaries, and no senior stock.

Dividends

      Holders of the shares of Preferred Stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of the Preferred Stock at the annual rate of           % of the liquidation preference per share of Preferred Stock. The dividend rate is initially equivalent to $                    per share annually. The right of holders of the shares of Preferred Stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.

      Dividends are payable quarterly in arrears on                     ,                     , and                     of each year, beginning on                     , 2003. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends accrue from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from                     , 2003. Dividends are payable to holders of record as they appear in our stock records at the close of business on                     ,                     ,                     and                     of each year or on a record date which may be fixed by our board of directors and which will be not more than 60 days and not less than 10 days before the applicable quarterly dividend payment date.

      We will pay dividends on the Preferred Stock on a dividend payment date, unless:

•	we do not have funds legally available for such payment; or

•	we are subject to contractual restrictions that prevent us from making the payment.

      Dividends are cumulative from each quarterly dividend payment date, whether or not we have funds legally available for the payment of those dividends. Accumulated unpaid dividends accrue and cumulate dividends at the annual rate of           % and are payable in the manner provided above.

      Dividends payable on shares of the Preferred Stock for any period shorter than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on shares of the Preferred Stock will be payable in cash.

      No dividends may be declared or paid or funds set apart for the payment of dividends on the Preferred Stock or any series of parity stock for any period unless full, cumulative dividends have been paid, or funds set apart for such payment, on any outstanding shares of senior stock. No full dividends may be declared or paid or funds set apart for the payment of dividends on any parity stock for any period unless full cumulative dividends shall have been paid or set apart for such payment on the Preferred Stock. If the funds available for the payment of dividends are insufficient to pay in full the cumulative dividends payable on all outstanding shares of the Preferred Stock and any series of parity stock, the total available funds to be paid in partial dividends shall be divided among the Preferred Stock and such other parity stock pro rata in proportion to the aggregate amount of cumulative dividends accrued and unpaid with respect to the Preferred Stock and such parity stock.

      Except as described in the next sentence, we may not (1) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or (2) redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, unless we have paid or set apart funds for the payment of all accrued and unpaid dividends with respect to the shares of the Preferred Stock and any parity stock at the time those dividends are payable. However, we may (a) declare and pay dividends on junior stock which are payable solely in shares of junior stock or by the increase in the liquidation value of junior stock and (b) redeem, purchase or otherwise acquire junior stock or parity stock in exchange for consideration consisting of parity stock or junior stock, in the case of parity stock, or junior stock, in the case of junior stock.

      Holders of the Preferred Stock will not have any right to receive dividends that we may declare on our common stock. The right to receive dividends declared on our common stock will be realized only after conversion of such holder’s shares of the Preferred Stock into shares of our common stock.

Provisional Redemption

      We may not redeem any shares of Preferred Stock before                     , 2008. On or after                     , 2008, we may redeem any or all shares of the Preferred Stock at a redemption price equal to the liquidation preference per share, plus accrued and unpaid dividends, to the date of redemption, only if the closing price of our common stock shall have exceeded 120% of the conversion price then in effect ($ based on the initial conversion price) for at least 20 trading days in any consecutive 30-trading day period ending on the trading day prior to the date of mailing of the notice of redemption.

      In the event of provisional redemption, we will send a written notice by first class mail to each holder of record of the Preferred Stock at such holder’s registered address, not fewer than 30 nor more than 60 days prior to the redemption date. If we give notice of redemption, then, by 12:00 p.m., New York City time, on the redemption date, to the extent funds are legally available, we shall, with respect to:

•	shares of the Preferred Stock held by DTC or its nominees, deposit or cause to be deposited, irrevocably with DTC funds sufficient to pay the redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to holders of such shares of the Preferred Stock; and

•	shares of the Preferred Stock held in certificated form, deposit or cause to be deposited, irrevocably with the transfer agent funds sufficient to pay the redemption price and will give the transfer agent irrevocable instructions and authority to pay the redemption price to holders of such shares of the Preferred Stock upon surrender of their certificates evidencing their shares of the Preferred Stock.

      If on the redemption date DTC and the transfer agent hold money sufficient to pay the redemption price for the shares of Preferred Stock delivered for redemption in accordance with the terms of the certificate of designations, dividends will cease to accrue on those shares of the Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

      Payment of the redemption price for shares of the Preferred Stock is conditioned upon book-entry transfer of or physical delivery of certificates representing the Preferred Stock, together with necessary endorsements, to the transfer agent at any time after delivery of the redemption notice. Payment of the redemption price for the Preferred Stock will be made (i) if book-entry transfer of or physical delivery of the Preferred Stock has been made by or on the redemption date, on the redemption date, or (ii) if book-entry transfer of or physical delivery of the Preferred Stock has not been made by or on such date, at the time of book-entry transfer of or physical delivery of the Preferred Stock.

      If the redemption date falls after a dividend payment record date and before the related dividend payment date, holders of the shares of Preferred Stock at the close of business on that dividend payment record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date. However, the redemption price payable on such redemption date will include only the liquidation preference, plus unpaid dividends, if any, which have not been declared, but will not include any amount in respect of dividends declared and payable on the next dividend payment date.

      In the case of any partial redemption, we will select the shares of Preferred Stock to be redeemed on a pro rata basis, by lot or any other method that we, in our discretion, deem fair and appropriate. However, we may redeem all the shares held by holders of fewer than 100 shares or who would hold fewer than 100 shares as a result of the redemption.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of the Preferred Stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of the Preferred Stock held by that holder, plus all accrued and unpaid dividends, on those shares to the date of that liquidation, dissolution, winding up, before any distribution is made on any junior stock, including our common stock, but after any distributions on any of our indebtedness or senior stock. After payment in full of the liquidation preference and all accrued and unpaid dividends to which holders of shares of the Preferred Stock are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of the Preferred Stock and all other parity stock are not paid in full, holders of shares of the Preferred Stock and holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and all accrued and unpaid dividends to which each such holder is entitled.

      Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.

      We are not required to set aside any funds to protect the liquidation preference of the shares of Preferred Stock, although the liquidation preference will be substantially in excess of the par value of the shares of the Preferred Stock.

Voting Rights

      Except as required under Delaware law, holders of the shares of Preferred Stock will only be entitled to the following voting rights:

(1) the affirmative vote of holders of at least two-thirds of the outstanding shares of the Preferred Stock, voting as a single class, in person or by proxy, at a special meeting called for the purpose, or by written consent in lieu of meeting, will be required to

(a)	amend, whether by merger, consolidation, combination, reclassification or otherwise, any provisions of (i) our amended and restated certificate of incorporation or (ii) the certificate of designations, if the amendment would alter or change the powers, preferences or rights of the Preferred Stock so as to adversely affect the holders thereof, including, without limitation, the creation of, or increase in the authorized number of, shares of any class or series of senior stock; or

(b)	issue shares of senior stock;

provided, however, that any such amendment that decreases the dividend payable on, or the liquidation preference of, the Preferred Stock requires the affirmative vote of the holders of all of the outstanding shares of the Preferred Stock, at a meeting of holders of the Preferred Stock duly called for such purpose, or the written consent in lieu of meeting.

(2) if at any time the equivalent of six quarterly dividends payable on the shares of the Preferred Stock are accrued and unpaid, whether or not consecutive and whether or not declared, holders of all outstanding shares of the Preferred Stock, together with the holders of any other series of our preferred stock in similar circumstance, voting together as a single class without regard to series, will be entitled to elect two directors to serve until accumulated dividends have been paid in full.

      With respect to any matter on which holders of the Preferred Stock are entitled to vote as a separate class, each share of Preferred Stock will be entitled to one vote. With respect to any matter on which holders of the Preferred Stock are entitled to vote with holders of shares of other capital stock, the voting will be governed by the provisions of our amended and restated certificate of incorporation. See “Description of Capital Securities–Preferred Stock” in the accompanying prospectus.

      Notwithstanding the foregoing, any increase in the authorized number of shares of our common stock, the Preferred Stock or the creation, authorization or issuance of any other class or series of junior stock or parity stock, or any increase, decrease or change in the par value of any class or series of capital stock, including the Preferred Stock, will not be deemed to be an amendment that alters or changes the powers, preferences or rights of the Preferred Stock so as to adversely affect holders thereof.

Conversion Rights

     General

      Each share of the Preferred Stock will be convertible at any time and from time to time, on or after the occurrence of the conversion triggering events described below and prior to 5:00 p.m., New York City time, on the business day immediately preceding a redemption date, at the option of the holder, into fully paid and nonassessable shares of our common stock. The Preferred Stock will be convertible at an initial conversion price of $          per share, subject to adjustments as provided under “—Adjustments to the Conversion Price.” The number of shares of our common stock deliverable upon conversion of a share of the Preferred Stock,

commonly referred to as the conversion ratio, is                     , which represents the liquidation preference divided by the initial conversion price.

      Assuming all $150 million of the liquidation preference of the Preferred Stock is converted at the initial conversion price, we would issue approximately                    shares of our common stock (                    shares if the underwriters exercise their overallotment option in full), representing approximately           % of our common stock outstanding as of September 30, 2002, after giving effect to the conversion (approximately           % if the underwriters exercise their overallotment option in full).

      A holder of shares of the Preferred Stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our board of directors, the certificate or certificates for those shares of the Preferred Stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions of this section and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the Preferred Stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and nonassessable full shares of our common stock to which the holder, or the holder’s transferee, of shares of the Preferred Stock being converted will be entitled and (b) if less than the full number of shares of the Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the Preferred Stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock and accrued and unpaid dividends with respect to the shares of the Preferred Stock being converted, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.

      If a holder of shares of the Preferred Stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to accrue dividends as of the end of the day immediately preceding the date of conversion. However, holders of shares of the Preferred Stock who convert their shares into our common stock will not be entitled to, nor will the conversion price be adjusted for, any accrued dividends for the dividend period in which they convert their shares. A holder of shares of the Preferred Stock who converts shares will continue to be entitled to receive all accrued and unpaid dividends which the holder is entitled to receive through the last preceding dividend payment date, and those accrued and unpaid dividends will be payable by us as and when those dividends are paid to any holders or, if none, on the date which would have been the next succeeding dividend payment date had there been any holders or at a later time when we believe we have adequate available capital under applicable law to make such a payment. Accordingly, shares of the Preferred Stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of the Preferred Stock on a dividend payment record date who converts such shares into shares of our common stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of the Preferred Stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of the Preferred Stock for conversion.

      Notwithstanding the foregoing, if shares of the Preferred Stock are converted during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date and we have called such shares of the Preferred Stock for redemption, the holder who tenders such shares for conversion will receive the dividend payable on such dividend payment date and need not include payment of the amount of such dividend upon surrender of shares of the Preferred Stock for conversion.

      In case any shares of the Preferred Stock are to be redeemed, the right to convert those shares of the Preferred Stock will terminate at 5:00 p.m., New York City Time, on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.

      In connection with the conversion of any shares of the Preferred Stock, no fractions of shares of common stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of our common stock on the date the shares of Preferred Stock are surrendered for conversion. If more than one share of the Preferred Stock will be surrendered for conversion by the same holder at the same time, the number of full shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares of the Preferred Stock so surrendered.

      We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of the Preferred Stock a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of the Preferred Stock.

      Before the delivery of any securities which we will be obligated to deliver upon conversion of the Preferred Stock, we will comply with all applicable federal and state laws and regulations which require action to be taken by us. All shares of common stock delivered upon conversion of the Preferred Stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

      Our rights plan provides that each share of common stock issued upon conversion of the Preferred Stock at any time prior to the distribution of separate certificates representing our rights will be entitled to receive such rights. There shall not be any adjustment to the conversion privilege or conversion price as a result of such rights, the distribution of separate certificates representing rights, the exercise or redemption of such rights in accordance with any such rights, or the termination or invalidation of such rights. See “Description of Capital Securities— Preferred Stock Purchase Rights” in the accompanying prospectus.

     Events Triggering Conversion Rights

      A holder’s right to convert its shares of the Preferred Stock will arise only upon the occurrence of the events specified in this section.

      Conversion Rights Based on Trading Price of Our Common Stock. If the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of any calendar quarter, beginning with the quarter ending March 31, 2003, is more than 110% of the Preferred Stock conversion price in effect on the last day of such quarter ($                    based on the initial conversion price), then, holders may surrender their shares of the Preferred Stock for conversion into shares of our common stock; if the foregoing condition is satisfied, then the Preferred Stock will be convertible at any time at the option of the holder.

      Conversion Rights Based on Trading Price of the Preferred Stock. If in any 10 consecutive trading-day period the average of the trading prices of the Preferred Stock for that 10 trading-day period was less than 103% of the average conversion value for the Preferred Stock during that 10 trading-day period, then on and after the first day following that 10 trading-day period, holders may surrender their shares of the Preferred Stock for conversion into shares of our common stock at any time at their option. If the Preferred Stock become convertible pursuant to this paragraph, it will remain convertible regardless of future changes in the trading price of the Preferred Stock.

      For purposes of the preceding paragraph, the conversion value of the Preferred Stock is equal to the product of the closing sale price for shares of our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock issuable upon conversion of each share of the Preferred Stock. The trading price of the Preferred Stock on any date of determination is the average of the secondary market bid quotations per share of the Preferred Stock obtained by us or a calculation agent for 30,000 shares of the Preferred Stock at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, provided that if at least two such bids cannot reasonably be obtained by us or the calculation agent, but one such bid is obtained, then this one bid shall be used.

      Conversion Rights Upon Notice of Redemption. A holder may surrender for conversion any or all shares of Preferred Stock that have been called for redemption at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the date of redemption, even if the Preferred Stock is not otherwise convertible at that time.

      Conversion Rights Upon Occurrence of Specified Corporate Transactions. If we are party to a fundamental change as defined under “—Adjustments to the Conversion Price” below or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, a holder may surrender for conversion any or all of its shares of Preferred Stock at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. At the effective date, the right to convert a share of Preferred Stock into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of our company or another person, which the holder would have received if the holder had converted the holder’s Preferred Stock immediately prior to the transaction. If such transactions also constitute a change in control, the holder may instead require us to purchase all or a portion of such holder’s shares of Preferred Stock as described under “—Change in Control.”

      Upon determination that holders of Preferred Stock are or will be entitled to convert their shares of Preferred Stock into shares of common stock in accordance with the foregoing procedures, we will issue a press release and publish such information on our website.

Adjustments to the Conversion Price

      The conversion price is subject to adjustment from time to time as follows:

(1) Stock splits and combinations. In case we, at any time or from time to time after the issuance date of the shares of Preferred Stock:

•	subdivide or split the outstanding shares of our common stock;

•	combine or reclassify the outstanding shares of our common stock into a smaller number of shares; or

•	issue by reclassification of the shares of our common stock any shares of our capital stock,

then, and in each such case, the conversion price in effect immediately prior to that event or the record date therefor, whichever is earlier, will be adjusted so that the holder of any shares of Preferred Stock thereafter surrendered for conversion will be entitled to receive the number of shares of our common stock or of our other securities which the holder would have owned or have been entitled to receive after the occurrence of any of the events described above, had those shares of Preferred Stock been surrendered for conversion immediately before the occurrence of that event or the record date therefor, whichever is earlier.

(2) Stock dividends in common stock. In case we, at any time or from time to time after the issuance date of the Preferred Stock, pay a dividend or make a distribution in shares of our common stock on any class of our capital stock other than dividends or distributions of shares of common stock or other securities with respect to which adjustments are provided in paragraph (1) above, the conversion price will be adjusted by multiplying:

•	the conversion price immediately prior to the record date fixed for determination of stockholders entitled to receive the dividend or distribution by

•	a fraction, the numerator of which will be the number of shares of common stock outstanding at the close of business on that record date and the denominator of which will be the sum of that number of shares and the total number of shares issued in that dividend or distribution.

(3) Issuance of rights or warrants. In case we issue to all holders of our common stock rights or warrants entitling those holders to subscribe for or purchase our common stock at a price per share less than the current market price, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive those rights or warrants will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the sum of the number of shares of our common stock outstanding at the close of business on that record date and the number of shares of common stock that the aggregate offering price of the total number of shares of our common stock so offered for subscription or purchase would purchase at the current market price and the denominator of which is the sum of the number of shares of common stock outstanding at the close of business on that record date and the number of additional shares of our common stock so offered for subscription or purchase.

For purposes of this paragraph (3), the issuance of rights or warrants to subscribe for or purchase securities convertible into shares of our common stock will be deemed to be the issuance of rights or warrants to purchase shares of our common stock issuable upon conversion of those securities at an aggregate offering price equal to the sum of the aggregate offering price of those securities and the minimum aggregate amount, if any, payable upon exercise or conversion of those securities into shares of our common stock. This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, the current market price of our common stock means the average of the closing sale prices of our common stock for the five consecutive trading days selected by our board of directors beginning not more than 10 trading days before, and ending not later than the date immediately preceding the record date for the relevant event.

(4) Distribution of indebtedness, securities or assets. In case we distribute to all holders of our common stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets (other than common stock, rights or warrants referred to in paragraph (3) above, a dividend or distribution payable exclusively in cash, shares of capital stock or similar equity interests in the case of a spin-off, as described in the next succeeding paragraph, and other than as a result of a fundamental change described in paragraph (5) below), the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of the common stock plus the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of common stock.

This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, current market price of our common stock means the average of the closing sale prices of our common stock for the first 10 trading days from, and including, the first day that the common stock trades after such distribution has occurred.

In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, the conversion price in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be decreased by multiplying:

•	the conversion price by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of the common stock plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock.

The adjustment to the conversion price under the preceding paragraph will occur at the earlier of:

•	the tenth trading day from, and including, the completion date of the spin-off and

•	the date of the completion of the initial public offering of the securities being distributed in the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash. In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the first 10 trading days after the completion date of the spin-off. Also, for purposes of a spin-off, the current market price of our common stock means the average of the closing sale prices of our common stock over the first 10 trading days after the completion date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the closing sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

(5) Fundamental changes. For purposes of this paragraph (5), the term fundamental change means any transaction or event, including any merger, consolidation, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation, in which all or substantially all outstanding shares of our common stock are converted into or exchanged for stock, other securities, cash or assets. If a fundamental change occurs, the holder of each share of the Preferred Stock outstanding immediately before that fundamental change occurred that remains outstanding after the fundamental change will have the right upon any subsequent conversion to receive, out of funds legally available, to the extent required by applicable law, the kind and amount of stock, other securities, cash and assets that holder would have received if that share had been converted immediately prior to the fundamental change.

(6) Self-tender. In case we or any of our subsidiaries engage in a tender or exchange offer for all or any portion of our common stock that will expire, and such tender or exchange offer, as amended upon the expiration thereof, will require the payment to stockholders of consideration per share of common stock having a fair market value, as determined by the board of directors, whose determination in good faith will be conclusive, that as of the last time, that we refer to as the expiration time, tenders or exchanges may be made pursuant to such tender or exchange offer, as it may be amended, exceeds the closing sale price per share of common stock as of the trading day next succeeding the expiration time, the conversion price shall be decreased so that it will equal the price determined by multiplying the conversion price in effect immediately prior to the expiration time by a fraction the numerator of which will be the number of shares of common stock outstanding, including any tendered or exchanged shares, at the expiration time multiplied by the closing sale price per share of common stock as of the trading day next succeeding the expiration time and the denominator of which will be the sum of:

•	the fair market value, determined as described above, of the aggregate consideration payable to stockholders based on the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of all shares of common stock validly tendered or exchanged and not withdrawn as of the expiration time, the shares of common stock deemed so accepted, up to any such maximum, being referred to as the purchased shares; and

•	the product of the number of shares of common stock outstanding, less any purchased shares, at the expiration time and the closing sale price per share of common stock as of the trading day next succeeding the expiration time, such decrease to become effective as of the opening of business on the trading day next succeeding the expiration time. In the event that we are obligated to purchase shares of common stock pursuant to any such tender or exchange offer, but we are permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the conversion price will again be adjusted to be the conversion price that would then be in effect if such tender or exchange offer had not been made.

(7) Extraordinary cash distribution. In case we pay a dividend or make a distribution in cash on our common stock and the amount of cash constituting the dividend or distribution per share exceeds 5% of the current market price of our common stock at the close of business on the day that the common stock trades ex-distribution, the conversion price in effect immediately before the close of business on the day that the common stock trades ex-distribution, will be adjusted upon conversion by multiplying:

•	the conversion price by

•	a fraction, the numerator of which will be the current market price of our common stock and the denominator of which is the current market price of our common stock plus the amount per share of such dividend or distribution.

For the purpose of this paragraph, the current market price of our common stock will be the average of the closing sale prices of our common stock for the period of five consecutive trading days after the common stock trades ex-distribution.

      Notwithstanding the foregoing, we will not be required to give effect to any adjustment in the conversion price unless and until the net effect of one or more adjustments, each of which will be carried forward until counted toward adjustment, will have resulted in a change of the conversion price by at least 1%, and when the cumulative net effect of more than one adjustment so determined will be to change the conversion price by at least 1%, that change in the conversion price will be given effect. In the event that, at any time as a result of the provisions of this section, the holder of shares of the Preferred Stock upon subsequent conversion become entitled to receive any shares of our capital stock other than common stock, the number of those other shares so receivable upon conversion of shares of the Preferred Stock will thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this section.

      There will be no adjustment to the conversion price in case of the issuance of any shares of our stock in a merger, reorganization, acquisition, reclassification, recapitalization or other similar transaction except as provided in this section.

      We from time to time may reduce the conversion price by any amount for any period of time if the period is at least 20 days or any longer period required by law and if the reduction is irrevocable during the period, but the conversion price may not be less than the par value of the Preferred Stock. In any case in which this section requires that an adjustment as a result of any event become effective from and after a record date, we may elect to defer until after the occurrence of that event (a) issuing to the holder of any shares of the Preferred Stock converted after that record date and before the occurrence of that event the additional shares of common stock issuable upon that conversion over and above the shares issuable on the basis of the conversion price in effect immediately before adjustment and (b) paying to that holder any amount in cash in lieu of a fractional share of common stock.

      If we take a record of the holders of our common stock for the purpose of entitling them to receive a dividend or other distribution, and after this and before the distribution we legally abandon our plan to pay or deliver that dividend or distribution, then no adjustment in the number of shares of our common stock issuable upon conversion of shares of the Preferred Stock or in the conversion price then in effect will be required by reason of the taking of that record.

Change in Control

      For purposes of this section, “change in control” of our company means the occurrence of any of the following:

•	any “person” or “group”, as those terms are used in Sections 13(d) or 14(d) of the Exchange Act, is or becomes the beneficial owner, as that term is used in Rules 13d-3 or 13d-5 under the Exchange Act (except that a person shall be deemed to have “beneficial ownership” of all securities that such person has or acquires the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of all of our voting stock (except that the person or group shall not be deemed to be the “beneficial owner” of shares tendered pursuant to a tender or exchange offer by that person or group or any of their affiliates until the tendered shares are accepted for purchase or exchange);

•	during any consecutive two-year period, “continuing directors” cease for any reason to constitute a majority of our board of directors; or

•	we consolidate with, or merge with or into, another person or sell, assign, convey, transfer, lease or otherwise dispose, directly or indirectly, of all or substantially all of our assets to any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to which our voting stock is converted into or exchanged for cash, securities or other property, other than any such transaction where (1) the beneficial owners of our voting stock before such transaction own, directly or indirectly, immediately after such transaction, at least a majority of the voting power of all voting stock of the surviving or transferee corporation or its parent corporation, as applicable, immediately after such transaction or (2) immediately after such transaction, at least a majority of the members of the board of directors of the surviving or transferee corporation or its parent corporation, as applicable, are persons who were members of our board of directors immediately before the execution of the definitive agreement governing such transaction, provided that no agreement has been entered into by the surviving or transferee corporation or its parent corporation, as applicable, that would result in such persons who were members of our board of directors immediately before the execution of the definitive agreement governing such transaction constituting less than a majority of the members of the board of directors of the surviving or transferee corporation or its parent corporation, as applicable.

      For purposes of the above paragraph, “continuing directors” means individuals who at the beginning of the period of determination constituted our board of directors, together with any new directors whose election by that board of directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of that period or whose election or nomination for election was previously so approved.

      If there is a change in control, each holder of shares of the Preferred Stock will have the right to require us to purchase all or any part of that holder’s shares of the Preferred Stock at a purchase price equal to 100% of the liquidation preference per share, plus all accrued and unpaid dividends, to the date of purchase. We will have the option to pay for a holder’s shares of the Preferred Stock either solely in cash or solely in shares of our common stock valued at 95% of the average closing sale price of our common stock for the five trading days before and including the third trading day before the date of purchase. If we pay for the shares of the

Preferred Stock in common stock, no fractional shares of common stock will be issued; instead, we will round the applicable number of shares up to the nearest whole number of shares.

      Within 30 days following any change in control, we will mail a notice by first class mail to each holder’s registered address describing the transaction or transactions that constitute the change in control and offering to purchase that holder’s Preferred Stock on the date specified in that notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed. Such notice will, among other things, state:

•	whether we will pay the purchase price of the Preferred Stock in cash or shares; and

•	if we elect to pay in common stock, the method of calculating the number of shares of common stock to be paid.

      Because the valuation of our common stock is determined prior to the purchase date, holders bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to the purchase date. Upon determination of the actual number of shares of common stock to be issued for each share of the Preferred Stock in accordance with the foregoing provisions, we will promptly notify the holders of this information and will issue a press release and publish such information on our website.

      We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the purchase of the Preferred Stock as a result of a change in control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions of this section, we will comply with the applicable securities laws and regulations and will be deemed not to have breached our obligations under this section.

      On the date scheduled for payment of the shares of the Preferred Stock, we will, to the extent lawful, (a) accept for payment all shares of the Preferred Stock properly tendered, (b) deposit with (i) DTC, with respect to shares of the Preferred Stock held by DTC or its nominee or (ii) the transfer agent, with respect to shares of the Preferred Stock held in certificated form, as applicable, an amount equal to the purchase price of the shares of the Preferred Stock so tendered and (c) deliver or cause to be delivered to DTC or the transfer agent, as applicable, shares of the Preferred Stock so accepted together with an officers’ certificate stating the aggregate liquidation preference of the shares of the Preferred Stock being purchased by us. DTC or the transfer agent, as applicable, will promptly mail or deliver to each holder of shares of the Preferred Stock so tendered the applicable payment for those shares of the Preferred Stock, and DTC or the transfer agent, as applicable, will promptly countersign and mail or deliver, or cause to be transferred by book-entry, to each holder new shares of the Preferred Stock equal in liquidation preference to any unpurchased portion of the shares of the Preferred Stock surrendered, if any. We will publicly announce the results of our offer on or as soon as practicable after the payment date for the purchase of shares of Preferred Stock in connection with a change in control.

      We will not be required to make an offer to purchase any shares of the Preferred Stock upon the occurrence of a change in control if a third party makes that offer in the manner, at the times and otherwise in compliance with the requirements described in this section and purchases all shares of the Preferred Stock validly tendered and not withdrawn.

      The right of holders of shares of the Preferred Stock described in this section will be subject to our prior obligation to repay our credit facilities or any other debt then outstanding in connection with a change in control of our company. When we have satisfied these obligations and, subject to the legal availability of funds for this purpose, we will purchase all shares of the Preferred Stock tendered upon a change in control.

Transfer Agent

      The transfer agent, registrar, dividend disbursing agent and redemption agent for the Preferred Stock is American Stock Transfer & Trust Company.

Book-Entry System

      The Preferred Stock will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the Preferred Stock. Owners of beneficial interests in the Preferred Stock represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Preferred Stock, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the Preferred Stock under the global securities or the certificate of designations. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Exchange of Global Securities

      The Preferred Stock, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material United States federal income tax considerations with respect to the ownership and disposition of shares of the Preferred Stock and shares of our common stock issuable upon conversion of the Preferred Stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder and administrative and judicial interpretations thereof (all as of the date hereof and all of which are subject to change, possibly with retroactive effect). This summary does not address all United States federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to certain holders that may be subject to special treatment under United States federal income tax laws, such as certain financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, dealers or traders in securities or currencies, tax-exempt entities, persons holding shares of the Preferred Stock or common stock in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, persons who have ceased to be United States citizens or to be taxed as resident aliens or United States persons who have a functional currency other than the United States dollar. This discussion also does not discuss the tax treatment to holders that are not United States Holders. Furthermore, the following discussion does not discuss any aspects of foreign, state or local taxation. The following summary is limited to United States Holders who will hold the Preferred Stock or the common stock as capital assets.

      For purposes of this summary, you are a “United States Holder” if you are a beneficial owner of the Preferred Stock or the common stock, which for United States federal income tax purposes is:

•	a citizen of the United States or an individual who is a resident of the United States,

•	a corporation or other entity created or organized under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust, if either (1) it is eligible to elect and has validly elected to continue to be treated as a United States person under prior law or (2) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

      For United States federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds stock, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other entity.

      EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF THE PREFERRED STOCK OR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION.

United States Holders

          Preferred Stock

      Dividends. If you are a United States Holder, dividends paid to you with respect to shares of the Preferred Stock will be taxable as ordinary income to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. To the extent a dividend is not attributable to our current or accumulated earnings and profits, that dividend will first reduce your tax basis in the Preferred Stock, and then will be treated as capital gain to the extent that the amount exceeds that basis.

      Dividends Received Deduction. Subject to certain exceptions and limitations, if you are a corporation, you may be entitled to a dividends received deduction equal to 70 percent of the amount of any dividend attributable to our current or accumulated earnings and profits. However, this deduction may be restricted, eliminated or offset by other tax rules that limit the availability of the dividends received deduction.

      The dividends received deduction is reduced if you have incurred indebtedness that is directly attributable to your investment in the Preferred Stock or do not meet certain holding requirements. Under the holding period requirements, you must hold the Preferred Stock for more than 45 days during the 90-day period that begins 45 days before the ex-dividend date or, in the event of certain arrearages, 90 days during the 180-day period that begins 90 days before the ex-dividend date. For these purposes, the holding period does not include any period during which you have diminished your risk of loss with respect to the Preferred Stock.

      Further, if a dividend

•	equals or exceeds five percent of your adjusted tax basis in the Preferred Stock (treating all dividends having ex-dividend dates within an 85-day period as one dividend) or

•	exceeds 20 percent of your adjusted tax basis in the Preferred Stock (treating all dividends having ex-dividend dates within a 365-day period as one dividend),

the dividend may constitute an “extraordinary dividend” that requires you to reduce your adjusted tax basis in the Preferred Stock by the amount of the dividend excluded from income under the dividends received deduction provisions and to recognize gain in the amount that the extraordinary dividend exceeds your basis in the shares.

      You should also consider the effect of the corporate alternative maximum tax, which imposes a minimum tax of 20 percent of a corporation’s alternative minimum taxable income for a taxable year. For purposes of the corporate alternative minimum tax, alternative minimum taxable income is increased by 75 percent of the amount by which a corporation’s adjusted current earnings in the taxable year exceeds its alternative minimum taxable income. The amount of any dividend on the Preferred Stock that is included in adjusted current earnings will not be reduced by any dividends received deduction that is allowed with respect to such dividend.

      Sale, Redemption or Other Disposition. Subject to the discussion in the following paragraph, you generally will recognize capital gain or loss on a sale, redemption (other than certain redemptions that are taxed as dividends under Section 302 of the Code) or other disposition of your shares of the Preferred Stock in an amount equal to the difference between your amount realized and your adjusted tax basis in the Preferred Stock. Your adjusted tax basis will initially be your cost, and will be reduced by any dividends you receive on the Preferred Stock to the extent such dividends are not attributable to our current or accumulated earnings and profits. If you are a noncorporate United States Holder and your holding period for the Preferred Stock is more than one year, capital gains in respect of that stock will be subject to tax at a maximum rate of 20 percent. If holders require us to purchase their shares of the Preferred Stock upon a change in control and we elect to pay the purchase price in shares of our common stock, the exchange of the Preferred Stock for our common stock should be treated in the same manner as a conversion.

      Conversion. The conversion by you of your shares of the Preferred Stock into our common stock will not give rise to the recognition of income, gain or loss at the time of conversion, assuming that you do not receive cash from us at that time and that none of the common stock you receive is attributable to accrued but unpaid dividends. Cash received in lieu of fractional shares of common stock will be treated as if you received the fractional share and exchanged it for cash; the excess, if any, of such cash over your adjusted tax basis attributable to the fractional share should be treated as capital gain. You will have an aggregate adjusted tax basis in the common stock that is equal to your aggregate adjusted tax basis in your shares of the Preferred Stock at the time of conversion.

      Adjustment to Conversion Price. Adjustments to the conversion price of the Preferred Stock may result in a dividend to you pursuant to Section 305 of the Code if the adjustment has the effect of increasing your proportionate interest in our earnings and profits or assets. Such dividend would be taxable to you in the manner described above. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, adjustments considered to compensate for taxable cash or property distributions to other shareholders would result in a taxable deemed distribution to you.

          Common Stock

      Dividends on shares of common stock issued upon conversion of the Preferred Stock will be taxable to you in the manner and under the circumstances described for dividends on the Preferred Stock above. If you are a corporation you will be eligible for the dividends received deduction in the manner and under the circumstances described with respect to the Preferred Stock above, and generally subject to the same limitations. In addition, upon the redemption, sale or other disposition by you of your shares of our common stock, you will be taxable in the same manner and under the circumstances described for the Preferred Stock above. Your holding period of shares of common stock received on conversion of the Preferred Stock will include your holding period for such shares of the Preferred Stock in respect of which the shares of common stock was received, and your initial tax basis in such stock will be as described in “Preferred Stock—Sale, Redemption or Other Disposition” above.

Information Reporting Requirements and Backup Withholding

      Payments made by a U.S. paying agent or other United States intermediary broker in respect of shares of the Preferred Stock or common stock may be subject to information reporting to the IRS and to a 30% backup withholding tax. Backup withholding will not apply, however, (i) if you furnish a correct taxpayer identification number and make any other required certification, or (ii) if you are otherwise exempt from backup withholding.

      Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax, provided that you have complied with applicable reporting obligations.

      THE ABOVE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES OF THE PREFERRED STOCK OR COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION.

UNDERWRITING

      We intend to offer the Preferred Stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the number of shares of the Preferred Stock listed opposite their names below.

Number
of Shares
Underwriter
Merrill Lynch, Pierce, Fenner & Smith Incorporated

J.P. Morgan Securities Inc.

PNC Capital Markets, Inc.

Credit Lyonnais Securities (USA) Inc.

Salomon Smith Barney Inc.

US Bancorp Piper Jaffray Inc.

BNY Capital Markets, Inc.

Total	3,000,000

      The underwriters have agreed to purchase all of the Preferred Stock being sold pursuant to the underwriting agreement if any of the Preferred Stock is purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters have advised us that they propose initially to offer the Preferred Stock at the price listed on the cover page of this prospectus supplement.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the Preferred Stock, subject to prior sales, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Preferred Stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the Preferred Stock to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.     per share to other dealers. After the initial public offering of the Preferred Stock, the public offering price, concession and discount may be changed.

      The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of the overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$

Underwriting discount	$	$	$

Proceeds, before expenses, to us	$	$	$

      The expenses of the offering, not including the underwriting discount, are estimated at $300,000 and are payable by us.

Overallotment Option

      We have granted the underwriters, an option, to purchase up to an aggregate of 450,000 additional shares of the Preferred Stock at the public offering price less the underwriting discount. The underwriters may exercise this option, for 30 days from the date of this prospectus supplement, solely to cover overallotments. If the underwriters exercise their option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

      We have agreed, with exceptions, not to sell or transfer any common stock or security convertible into or exercisable or exchangeable for common stock, for 90 days after the date of this prospectus supplement without the prior written consent of Merrill Lynch. Specifically, we have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock or security convertible into or exercisable or exchangeable for common stock;

•	sell any option or contract to purchase any common stock or security convertible into or exercisable or exchangeable for common stock;

•	purchase any option or contract to sell any common stock or security convertible into or exercisable or exchangeable for common stock;

•	grant any option, right or warrant for the sale of any common stock or security convertible into or exercisable or exchangeable for common stock;

•	file a registration statement for any common stock or security convertible into or exercisable or exchangeable for common stock; or

•	lend or otherwise dispose of or transfer any common stock or security convertible into or exercisable or exchangeable for common stock.

      Each of our executive officers and our directors have agreed, with exceptions, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of our common stock, any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock owned as of the date of this prospectus supplement or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, for 90 days after the date of this prospectus supplement without prior written consent of Merrill Lynch.

New Issue of Preferred Stock

      The Preferred Stock is a new issue of securities with no established trading market. We do not intend to apply for listing of the Preferred Stock on any national securities exchange or for quotation of the Preferred Stock on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the Preferred Stock after completion of this offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. If an active trading market for the Preferred Stock does not develop, the market price and liquidity of the Preferred Stock may be adversely affected. If the Preferred Stock is traded, it may trade at a discount from its initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

NASD Regulations

      We intend to use a majority of the net proceeds that we receive from this offering to reduce indebtedness under our $350 million revolving credit facility. Because affiliates of J.P. Morgan Securities Inc.,

PNC Capital Markets, Inc., Credit Lyonnais Securities (USA) Inc., Salomon Smith Barney Inc., US Bancorp Piper Jaffray Inc. and BNY Capital Markets, Inc. are lenders under our credit facility and more than 10 percent of the net proceeds of the offering may be paid to members or affiliates of members of the NASD participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter with respect to the offering. The price of the Preferred Stock will be no higher than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Price Stabilization and Short Positions

      Until the distribution of the Preferred Stock is completed, SEC rules may limit underwriters from bidding for and purchasing the Preferred Stock or our common stock. However, the underwriters may engage in transactions that stabilize the market price of the Preferred Stock and common stock. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Preferred Stock and common stock.

      If the underwriters create a short position in the Preferred Stock in connection with the offering, i.e., if they sell more of the Preferred Stock than are listed on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing the Preferred Stock in the open market. Purchasers of a security to stabilize the price or reduce a short position may cause the price of the security to be higher than it might be in the absence of these purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Stock or of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

      The validity of the Preferred Stock will be passed upon for us by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania. The validity of the Preferred Stock will be passed on for the underwriters by Shearman & Sterling, New York, New York.

EXPERTS

      The consolidated financial statements of Arch Coal, Inc. at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in Arch Coal’s Annual Report on Form 10-K, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Canyon Fuel Company, LLC at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, included in Arch Coal’s Annual Report on Form 10-K, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$750,000,000

Arch Coal, Inc.

Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Warrants

        We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

      See “Risk Factors” and other information included or incorporated by reference in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our securities.

       We may use this prospectus to offer up to $750,000,000 of securities.

      Arch Coal common stock is traded on the New York Stock Exchange under the symbol “ACI”.

      This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2001.

SUMMARY

Arch Coal, Inc.

      We are one of the largest coal producers in the United States. We mine, process and market compliance and low-sulfur coal from mines located in both the eastern and western United States, enabling us to ship coal cost-effectively to most of the major domestic coal-fired electric generation facilities. As of December 31, 2000, we had 28 operating mines and controlled approximately 3.37 billion tons of proven and probable coal reserves, of which approximately 1.90 billion tons were assigned reserves and 1.47 billion tons were unassigned reserves. We sell substantially all of our coal to producers of electric power.

      Our principal executive office is located at CityPlace One, Suite 300, St. Louis, Missouri 63141, and our telephone number is (314) 994-2700.

About This Prospectus

      This prospectus is part of a registration statement (No. 333-58738) that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may offer from time to time up to $750 million of any of the securities described in this prospectus. In addition, under this shelf process, one or more selling stockholders may sell our common stock in one or more offerings, which would reduce the aggregate dollar amount of securities that we may offer. This prospectus provides you with a general description of the securities we or such selling stockholders may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

      We may use this prospectus to offer the following securities:

•	Debt securities;

•	Preferred stock;

•	Depositary shares;

•	Common stock; and

•	Warrants.

      To understand the terms of our securities, you should carefully read this document with the attached prospectus supplement which together give the specific terms of the securities we are offering. You should also read the documents we have referred to you in “Where You Can Find More Information About Arch Coal” below for information about our company, including our financial statements.

Where You Can Find More Information About Arch Coal

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

(a) Annual Report on Form 10-K for the year ended December 31, 2000;

(b) Current Report on Form 8-K dated March 28, 2001;

(c) The description of our common stock, par value $.01 per share, set forth in the registration statement on Form 8-B dated June 17, 1997; and

(d) The description of our preferred stock purchase rights set forth in the registration statement on Form 8-A dated March 9, 2000.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

External Affairs
Arch Coal, Inc.
City Place One, Suite 300
St. Louis, MO 63141
telephone: (314) 994-2700
facsimile: (314) 994-2878

      You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

RISK FACTORS

      Investing in our securities will be subject to risks, including risks inherent in our business. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained and incorporated by reference in this prospectus, together with any added, updated or changed information included in the prospectus supplement, before deciding to invest in our securities.

      We have a substantial amount of debt relative to our equity capitalization, which limits our flexibility and imposes restrictions on us, and a downturn in economic or industry conditions may materially affect our ability to meet our future debt service and liquidity needs.

      We will have significant debt service obligations, and the terms of our credit agreements limit our flexibility and impose a number of restrictions upon us. We have significant lease and royalty obligations. We are required to make aggregate principal payments on our indebtedness of $33.6 million in 2001, $60.5 million in 2002, $1.1 billion in 2003, $0.6 million in each of 2004 and 2005 and $2.9 million, in the aggregate, thereafter. Our ability to satisfy our debt service and lease and royalty obligations, and our ability to effect any refinancing of our indebtedness, will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our debt service, lease and royalty payment obligations or our other liquidity needs.

      Our relative amount of debt and the terms of our credit agreements could have material consequences to our business, including, but not limited to:

•	making it more difficult for us to satisfy our debt covenants and debt service, lease payment and other obligations;

•	making it more difficult for us to pay quarterly dividends as we have in the past;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future acquisitions, working capital, capital expenditures or other general corporate requirements;

•	reducing the availability of cash flow from operations to fund acquisitions, working capital, capital expenditures or other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage when compared to competitors with less relative amounts of debt.

      A significant portion of our debt bears interest at variable rates that are linked to short-term interest rates. If interest rates rise, our costs relative to those obligations would also rise.

We have experienced operating and net losses, which may continue or reoccur in the future.

      Because the coal mining industry is subject to significant regulatory oversight, and due to the continuing possibility of adverse pricing trends or other industry trends beyond our control, we may suffer losses in the future if legal and regulatory rulings, mine idlings and closures, adverse pricing trends or other factors continue to affect our ability to mine and sell coal profitably.

We may be unable to comply with restrictions imposed by our credit facilities and other debt agreements, which could result in a default under these agreements, enabling lenders to declare amounts borrowed due and payable or otherwise result in unanticipated costs.

      The agreements governing our outstanding debt impose a number of restrictions on us. For example, the terms of our credit facilities and leases contain financial and other covenants that create limitations on our ability to, among other things, effect acquisitions or dispositions and borrow additional funds, and require us to, among other things, maintain various financial ratios and comply with various other financial covenants. Our ability to comply with these restrictions may be affected by events beyond our control and, as a result, we may be unable to comply with these restrictions. A failure to comply with these restrictions could result in an event of default under these agreements. In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts, or we might be forced to seek an amendment to our debt agreements which could make the terms of these agreements more onerous for us.

An adverse decision in pending litigation could result in the permanent closure of all or a portion of our mining operations in West Virginia, which would cause our profitability to materially decline and could cause our stock price to decline.

      As a result of litigation, a federal district court injunction prohibiting the West Virginia Division of Environmental Protection from issuing permits for our Dal-Tex mine to use valley fill mining techniques resulted in the shutdown of this mine in July 1999. A subsequent order prohibits the construction or expansion of a valley fills in West Virginia. Valley fill or mountaintop mining techniques used in Central Appalachia involve the creation of large, engineered works into which excess earth and rock extracted during surface mining are placed. The plaintiffs in the litigation alleged, among other things, that the issuance of mining permits without the preparation of an environmental impact statement, or EIS, that would evaluate the environmental effects of mountaintop mining and the construction of valley fills violated environmental laws. We have appealed the order specific to our Dal-Tex operations, and we, the West Virginia Division of Environmental Protection and others have appealed the broader order concerning valley fills. Because it is not financially viable for coal producers to operate some mining properties without valley fills, if the appeals court agrees with the district court, we and other coal producers in West Virginia may be forced to close all or a portion of our mining operations in West Virginia, to the extent that those operations are dependent on the use of valley fills. If we permanently close these operations in West Virginia, our profitability will decline because we will record various charges in connection with the closures. We will also experience a loss of revenue from these operations. If the district court decision is overturned, then a settlement agreement entered into between the parties will require the preparation of an EIS prior to the issuance of permits for the construction of valley fills. The preparation of these statements is time-consuming and is sometimes the subject of litigation. As a result, even if the district court decision is overturned, we do not expect to re-open our Dal-Tex mining operation for several months at the earliest, subject to then-existing market conditions.

New environmental regulations governing coal-fired electric generating plants could reduce the demand for coal as a fuel source and affect the volume of our sales.

      Several new environmental regulations require a reduction in nitrogen oxide emissions generated by coal-fired electric generating plants. Substantially all of our revenues from sales of coal in the year ended December 31, 2000 were from sales to generators operating these types of plants. Enforcement actions against a number of these generators, which include some of our customers, and proposed legislation ultimately may require additional reductions in nitrogen oxide emissions. The Environmental Protection Agency is also considering regulations that would require reductions in mercury emissions from coal-fired electric generating plants. To comply with these regulations and enforcement actions, these generators may choose to switch to other fuels that generate less of these emissions, such as natural gas or oil.

Because our industry is highly regulated, our ability to conduct mining operations is restricted and our profitability may decline.

      Federal, state and local governmental authorities regulate the coal mining industry on matters as diverse as employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment and surface subsidence from underground mining. In addition, federal legislation mandates benefits for various retired coal miners represented by the United Mine Workers of America. These regulations and legislation have had, and will continue to have, a significant effect on our costs of production and competitive position. Further regulations, legislation or orders may also cause our sales or profitability to decline by hindering our ability to continue our mining operations, by increasing our costs or by causing coal to become a less attractive fuel source.

      Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters in connection with coal mining. Regulatory authorities exercise considerable discretion in the timing of permit issuance. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permit process, including through intervention in the courts. As described above, we shut down our Dal-Tex mining operation in West Virginia in July 1999 as a result of legal action preventing the issuance of permits necessary for those operations. Accordingly, the permits we need for our mining operations may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that may be changed or interpreted in a manner which restricts our ability to conduct our mining operations or to do so profitably.

Our profitability may be adversely impacted by unanticipated mine operating conditions and other factors that are not within our control, which could cause our quarterly or annual results to decrease and our stock price to decline.

      Our mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in our profitability. Weather conditions, equipment replacement or repair, fires, variations in thickness of the layer, or seam, of coal, amounts of overburden, rock and other natural materials and other geological conditions have had, and can be expected in the future to have, a significant impact on our operating results. In addition, a prolonged disruption of production at any of our principal mines, particularly our Mingo Logan operation in West Virginia, would result in a decrease, which could be material, in our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include:

•	expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements;

•	disruption or increases in the cost of transportation services;

•	changes in laws or regulations, including permitting requirements;

•	litigation;

•	the timing and amount of insurance recoveries;

•	work stoppages or other labor difficulties;

•	mine worker vacation schedules and related maintenance activities; and

•	changes in coal market and general economic conditions.

      Decreases in our profitability as a result of the factors described above could adversely impact our quarterly or annual results materially. Any adverse impact on our operating results could cause our stock price to decline substantially, particularly if the results are below research analyst or investor expectations.

Intense competition and excess industry capacity in the coal producing regions in which we operate has adversely affected our revenues and profitability and may continue to do so in the future.

      The coal industry is intensely competitive, primarily as a result of the existence of numerous producers in the coal producing regions in which we operate, and a number of our competitors have greater financial resources than we do. We compete with several major coal producers in the Central Appalachian and Powder River Basin areas. We also compete with a number of smaller producers in those and our other market regions. We are subject to the risk of reduced profitability as a result of excess industry capacity, which has occurred in the past, and which results in reduced prices for our coal.

The demand for and pricing of our coal is greatly influenced by consumption patterns of the domestic electric generation industry, and any reduction in the demand for our coal by this industry may cause our profitability to decline.

      Demand for our coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by factors beyond our control, including the demand for electricity, which is significantly dependent upon summer and winter temperatures in the United States, government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil, and nuclear, and alternative energy sources such as hydroelectric power. Demand for our low-sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements. Any reduction in the demand for our coal by the domestic electric generation industry may cause our profitability to decline.

Deregulation of the electric utility industry may cause our customers to be more price-sensitive in purchasing coal, which could cause our profitability to decline.

      Electric utility deregulation is expected to provide incentives to generators of electricity to minimize their fuel costs and is believed to have caused electric generators to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation causes our customers to be more cost sensitive, deregulation may have a negative effect on our profitability.

Our profitability may be adversely affected by the renegotiation, termination or expiration of favorable long-term coal supply contracts.

      We sell a substantial portion of our coal under long-term coal supply agreements, which are contracts with a term greater than 12 months. In 2000, sales of coal under long-term contracts accounted for approximately 78% of our total revenues. As a consequence, we may experience fluctuations in operating results due to the expiration or termination of, or sales price redeterminations or suspensions of deliveries under, these coal supply agreements. In addition, the increasingly short terms of sales contracts and the consequent absence of price adjustment provisions in such contracts make it more likely that we will not be able to recover inflation related increases in mining costs during the contract term through a later price adjustment. Some of these contracts include pricing which is above, and, in some cases, materially above, current market prices. We currently supply coal under long-term coal supply contracts with one customer which have price renegotiation or modification provisions that take effect in mid-2001. The prices for coal shipped under these contracts are materially above the current market price for similar type coal. For the year ended December 31, 2000, approximately $18.4 million of our operating income related to these contracts. We expect income from operations to be reduced by approximately one-half of the operating income attributable to these contracts in 2001, and by the full amount of this operating income in 2002. These amounts are predicated on current market pricing and will change with market conditions. Some price adjustment provisions permit a periodic decrease in the contract price to reflect decreases in production costs, including those related to technological improvements, changes in specified indices or items such as taxes or royalties. Price renegotiation or modification provisions may provide for downward adjustments in the contract price based on market factors.

      We have also renegotiated some contracts to change the contract term or accommodate adverse market conditions such as decreasing coal spot market prices. New nitrous oxide emission limits could also result in price adjustments, or could force electric generators to terminate or modify long-term contracts. Other short- and long-term contracts define base or optional tonnage requirements by reference to the customer’s requirements, which may change as a result of factors beyond our, and in some instances, the customer’s control, including utility deregulation. If the parties to any long-term contracts with us were to modify, suspend or terminate those contracts, our profitability would decline to the extent that we are unable to find alternative customers at a similar or higher level of profitability.

Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.

      Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs. Replacements reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We have in the past, and will in the future, acquire coal reserves for our mine portfolio from third parties. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines.

Disruption in or increased costs of transportation services could adversely affect our profitability.

      The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers, and transportation costs are a significant component of the total cost of supplying coal. Disruptions of these transportation services could temporarily impair our ability to supply coal to our customers and thus adversely affect our business and the results of our operations. In addition, increases in transportation costs, or changes in costs relative to transportation costs for coal produced by our competitors or of other fuels, could adversely affect our profitability.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

      The coal reserve information included or incorporated in this prospectus has not been audited by an independent expert. We base our reserve information on geological data assembled and analyzed by our staff which includes various engineers and geologists, and outside firms. The reserve estimates are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities of recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, such as geological and mining conditions, which may not be fully identified by available exploration data or may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning coal prices, operating costs, severance and excise tax, development costs and reclamation costs, all of which may vary considerably from actual results.

      For these reasons, estimates of the economically recoverable quantities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties, and revenues and expenditures with respect to our reserves, may vary from estimates, and these variances may be material. These estimates thus may not accurately reflect our actual reserves.

Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.

      We conduct a significant part of our mining operations on properties that we lease. The loss of any lease could adversely affect our ability to mine the associated reserves. Because title to most of our leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property, our right to mine some of our reserves has in the past, and may again in the future, be adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we have had to, and may in the future have to, incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease.

Agreements entered into in connection with the acquisition of our reserves and mining facilities in the western United States contain limitations on our ability to manage these operations exclusively and could subject us to significant indemnification obligations.

      Our affiliate, Arch Western Resources, LLC, is the owner of reserves and mining facilities in the western United States. The agreement under which Arch Western was formed provides that one of our subsidiaries, as the managing member of Arch Western, generally has exclusive power and authority to conduct, manage and control the business of Arch Western. However, consent of ARCO, the other member of Arch Western, would generally be required in the event that Arch Western proposes to make a distribution, incur indebtedness, sell properties or merge or consolidate with any other entity if, at that time, Arch Western has a debt rating less favorable than specified ratings from Moody’s Investors Service or from Standard & Poor’s or fails to meet specified indebtedness and interest ratios.

      In connection with the Arch Western acquisition, we entered into an agreement under which we agreed to indemnify ARCO against specified tax liabilities in the event that these liabilities arise as a result of actions taken prior to June 1, 2013, including the sale or other disposition of specified properties of Arch Western, the repurchase of some equity interests in Arch Western by Arch Western or the reduction under some circumstances of indebtedness incurred by Arch Western in connection with the Arch Western acquisition. Depending on the time at which any indemnification obligation were to arise, it could impact our profitability for the period in which it arises.

      The membership interests in Canyon Fuel Company, LLC, which operates three coal mines in Utah, are owned 65% by Arch Western and 35% by a subsidiary of ITOCHU Corporation of Japan. The agreement which governs the management and operations of Canyon Fuel provides for a management board to manage the business and affairs of Canyon Fuel. Some major business decisions concerning Canyon Fuel require the vote of 70% of the membership interests and therefore limit our ability to make these decisions. These decisions include admission of additional members; approval of annual business plans; the making of significant capital expenditures; sales of coal below specified prices; agreements between Canyon Fuel and any member; institution or settlement of litigation; a material change in the nature of Canyon Fuel’s business or a material acquisition; the sale or other disposition, including by merger, of assets other than in the ordinary course of business; incurrence of indebtedness; entering into leases; and the selection and removal of officers. The Canyon Fuel agreement also contains restrictions on the transfer of our membership interest in Canyon Fuel.

Our stockholder rights plan and amended charter documents may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable, which may adversely affect our stock price.

      Our stockholder rights plan and provisions of our amended and restated certificate of incorporation and our by-laws, may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method even if some of our stockholders might believe a change in control is desirable. See “Description of Capital Securities” for a description of our rights plan and these charter and by-law provisions.

FORWARD LOOKING STATEMENTS

      This prospectus, including the information incorporated by reference herein, information included in or incorporated by reference from future filings by us with the SEC, as well as information contained in written material, press releases and oral statements issued by us or on our behalf, contains, or may contain, certain statements that may be deemed to be “forward-looking statements” under applicable provisions of the federal securities laws. Such “forward-looking statements” include information relating to, among other matters, our future prospects, developments and business strategies for our operations. These forward-looking statements are identified by their use of terms and phrases such as “estimate”, “expect”, “anticipate”, “intend”, “believe”, and similar terms and phrases. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances, and involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this prospectus or in such other documents. These risks include, but are not limited to, the risks described in our Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC on March 16, 2001, which is incorporated by reference in this prospectus, and any risks that may be described from time to time in our filings with the SEC or in any prospectus supplement relating to specific offerings of securities.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratios of earnings to fixed charges for Arch Coal:

	Year Ended December 31,

	1996	1997	1998	1999	2000

Ratio of earnings to fixed charges	3.76	3.04	2.29	*	1.77

*	Fixed charges exceeded earnings (as defined below) by $327.0 million.

      The above ratios are computed on a total enterprise basis including our consolidated subsidiaries, plus our share of significant affiliates accounted for on the equity method that are 50% or greater owned or whose indebtedness has been directly or indirectly guaranteed by us. Earnings consist of income (loss) from continuing operations before income taxes and are adjusted to include fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.

      In 1999, our losses were primarily attributable to a write-down of the carrying value of some of our operating assets and coal reserves.

USE OF PROCEEDS

      We will use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes, unless we specify otherwise in the applicable prospectus supplement. General corporate purposes may include additions to working capital, capital expenditures, stock redemption, repayment of debt or the financing of possible acquisitions. Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing securities. We will not receive any of the proceeds from the sale of common stock by any selling stockholder.

DESCRIPTION OF DEBT SECURITIES

      The following description sets forth the general terms and provisions that could apply to the debt securities. Each prospectus supplement will state the particular terms that actually will apply to the debt securities offered by the supplement.

      The debt securities will be either senior debt securities or subordinated debt securities. Unless the applicable prospectus supplement states otherwise, senior securities will be issued under an indenture between us and The Bank of New York Company, Inc., as trustee. Subordinated securities will be issued under a separate indenture between us and a commercial bank to be selected as trustee. The senior indenture and the subordinated indenture are together called the “indentures”.

      The following summary of selected provisions of the indentures is not complete. You should refer to the senior indenture and the subordinated indenture, copies of which will be incorporated by reference into this prospectus, for more detailed information.

General

      Neither indenture will limit the aggregate principal amount of debt securities that we may issue under that indenture. The debt securities may be issued in one or more series as we may authorize at various times. All debt securities will be unsecured. The senior securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated securities will be subordinated to superior indebtedness as described in the “Subordinated Securities” section below. The senior securities and subordinated securities may be combined into one series or offered separately. The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

•	the title and any limit on the aggregate principal amount of the debt securities;

•	the price (expressed as a percentage of the total principal amount) at which such debt securities will be issued;

•	the date or dates on which the debt securities will mature or the method by which such dates can be determined;

•	if the debt securities will bear interest, the annual interest rate or rates (which may be fixed or variable), or the method of determining the interest rate or rates; the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable, the record dates for those interest payment dates and the basis upon which interest shall be calculated if other than that of a 360 day year of twelve 30-day months;

•	the currency or currencies or units of two or more currencies in which the debt securities are denominated and principal and interest may be payable, and for which the debt securities may be purchased, which may be in United States dollars, a foreign currency or currencies or units of two or more foreign currencies;

•	whether such debt securities are to be senior securities or subordinated securities;

•	any redemption or sinking fund terms;

•	any events of default or covenants with respect to the debt securities of a particular series, if not set forth in this prospectus;

•	whether the debt securities will be issued as registered securities or as bearer securities and, if in registered form, the denominations of the debt securities if other than $1,000 and multiples of $1,000;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global securities and the depositary for the global security or securities;

•	the date or dates on which the principal of and any premium on the debt securities will be payable or the method for determining the date or dates;

•	the place or places where payments on the debt securities will be made and the debt securities may be surrendered for registration of transfer or exchange;

•	whether the debt securities will be issued in certificated or book-entry form;

•	the applicability of the defeasance and covenant defeasance provisions of the applicable indenture;

•	whether the debt securities will be convertible into shares of common stock and/or exchangeable for other securities and, if so, the terms and conditions upon which the debt securities will be so convertible or exchangeable; and

•	any other terms of the series, which will not conflict with the terms of applicable indenture.

      Principal, any premium and any interest will be payable and the debt securities will be transferable at the corporate trust office of the appropriate trustee, unless we specify otherwise in the accompanying prospectus supplement. At our option, however, payment of interest may be made by check mailed to the registered holders of the debt securities at their registered addresses.

      We will issue the debt securities in fully registered form without coupons unless the applicable prospectus supplement provides for an issuance to be in bearer form with or without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000 for registered securities and in denominations of $5,000 or multiples of $5,000 for bearer securities. No service charge will be made for any transfer or exchange of debt securities, but we may require payment beforehand of any related taxes or other governmental charges. Debt securities may also be issued pursuant to the indentures in transactions exempt from the registration requirements of the Securities Act of 1933. Those debt securities will not be considered in determining the aggregate amount of securities issued under the registration statement.

      We will describe special Federal income tax and other considerations relating to debt securities denominated in foreign currencies or units of two or more foreign currencies in the applicable prospectus supplement.

Exchange, Registration and Transfer

      Registered securities of any series that are not global securities will be exchangeable for other registered securities of the same series and of like aggregate principal amount, tenor and terms, in different authorized denominations. In addition, if debt securities of any series are issuable as both registered securities and bearer securities, the holder may choose, upon written request, and subject to the terms of the applicable indenture, to exchange bearer securities and the appropriate related coupons of that series into registered securities of the same series of any authorized denominations and of like aggregate principal amount, tenor and terms. Bearer securities with attached coupons surrendered in exchange for registered securities between a regular record date or a special record date and the relevant date for interest payment shall be surrendered without the coupon relating to the interest payment date. Interest will not be payable with respect to the registered security issued in exchange for that bearer security. That interest will be payable only to the holder of the coupon when due in accordance with the terms of the applicable indenture. Bearer securities will not be issued in exchange for registered securities.

      You may present debt securities for exchange as provided above. In addition, you may present registered securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. This may be done without service charge and upon payment of any taxes and other governmental charges as described in the applicable indenture. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the applicable trustee as security registrar for the applicable indenture. If a prospectus supplement refers to any transfer agents (in addition to the security registrar) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts. However, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a transfer agent in each place of payment for such series, and if debt securities of a series are issuable as bearer securities, we will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for such series located in Europe. We may at any time designate additional transfer agents with respect to any series of debt securities.

      In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on:

•	if debt securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption;

•	if debt securities of the series are issuable only as bearer securities, the day of the first publication of the relevant notice of redemption; or

•	if debt securities of the series are issuable as registered securities and bearer securities and there is no publication of the relevant notice of redemption, the day of mailing of the relevant notice of redemption, or the date of such publication, if applicable;

•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or

•	exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and like tenor and terms which is immediately surrendered for redemption.

      For a discussion of restrictions on the exchange, registration and transfer of global securities, see “Global Securities” below.

Payment and Paying Agents

      Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on registered securities will be made at the office of the paying agent or paying agents that we designate at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on registered securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

      Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and interest on bearer securities will be payable, in accordance with any applicable laws and regulations, at the offices of those paying agents outside the U.S. that we may designate at various times. We will make interest payments on bearer securities and the attached coupons on any interest payment date only against surrender of the coupon relating to that interest payment date. No payment with respect to any bearer security will be made at any of our offices or agencies in the U.S., by check mailed to any U.S. address or by transfer to an account maintained with a bank located in the U.S. However, if (but only if) payment in U.S. dollars of the full amount of principal, any premium and interest on bearer securities denominated and payable in U.S. dollars at all offices or agencies outside the U.S. is illegal or effectively precluded by exchange controls or other similar restrictions, then those payments will be made at the office of our paying agent in the Borough of Manhattan, The City of New York.

      Unless we specify otherwise in the applicable prospectus supplement, the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, will be designated:

•	as our sole paying agent for payments with respect to debt securities that are issuable solely as registered securities; and

•	as our paying agent in the Borough of Manhattan, The City of New York, for payments with respect to debt securities (subject to the limitation described above in the case of bearer securities) that are issuable solely as bearer securities or as both registered securities and bearer securities. We will name any paying agents outside the U.S. and any other paying agents in the U.S. initially designated by us for the debt securities in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, if debt securities of a series are issuable solely as registered securities, we will be required to maintain a paying agent in each place of payment for that series. If debt securities of a series are issuable as bearer securities, we will be required to maintain:

•	a paying agent in the Borough of Manhattan, The City of New York, (a) for payments with respect to any registered securities of the series and (b) for payments with respect to bearer securities of the series in the circumstance described above, but not otherwise; and

•	a paying agent in a place of payment located outside the U.S. where debt securities of that series and any attached coupons may be presented and surrendered for payment. However, if the debt securities of that series are listed on the London Stock Exchange, the Luxembourg Stock Exchange or any other stock exchange located outside the U.S. and if the stock exchange requires it, we will maintain a paying agent in London or Luxembourg or any other required city located outside the U.S. for those debt securities.

      All moneys we pay to a paying agent for the payment of principal, any premium or interest on any debt security or coupon that remains unclaimed at the end of two years after becoming due and payable will be repaid to us. After that time, the holder of the debt security or coupon will look only to us for payments out of those repaid amounts.

Global Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee to the depositary itself or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

      We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

      When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary (“participants”). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

      As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

      Payments of principal of, any premium and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities. None of the trustee for the debt securities, any paying agent, the registrar for the debt securities, nor us will be responsible for any aspect of the records relating to, or payments made by, the depositary or any participants on account of beneficial interests of the global security.

      We expect the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a permanent global security representing any series of debt securities, immediately will credit participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is not the case with securities held for the accounts of customers in bearer form or registered in “street name.” Those payments will be the sole responsibility of those participants.

      If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to the trustee, the applicable depositary and us, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in denominations, unless we specify otherwise, of $1,000 or integral multiples of $1,000.

      If we specify in an applicable prospectus supplement, all or any portion of the debt securities of a series that are issuable as bearer securities initially will be represented by one or more temporary global securities, with or without interest coupons. These temporary global securities will be deposited with a common depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System and Clearstream Banking (formerly known as Cedel Bank) for credit to the respective accounts of the beneficial owners of those debt securities or to other accounts as they may direct. On and after the exchange date determined as provided in the temporary global security and described in the applicable prospectus supplement, each temporary global security will be exchangeable for definitive debt securities in bearer form, registered form, or definitive global form or any combination of these. No bearer security, including one in definitive global bearer form delivered in exchange for a portion of a temporary global security will be mailed or otherwise delivered to any location in the U.S. in connection with this exchange.

      Unless we specify otherwise in the applicable prospectus supplement, we or our agent must receive a certificate signed by Euroclear or Clearstream prior to the delivery of a definitive bearer security. We must also receive this signed certificate prior to the actual payment of interest on the applicable portion of the temporary global security payable before delivery of a definitive debt security. The certificate must be based on statements provided to Euroclear or Clearstream by its member organizations. The certificate must be dated on the earlier of the date of the first actual payment of interest on the debt security or the date of delivery of the debt security in definitive form, and must state that on that date the debt security is owned by:

•	a person that is not a U.S. person and is not a financial institution holding the obligation for purposes of resale during the restricted period;

•	a U.S. person that is either (a) the foreign branch of a U.S. financial institution purchasing for its own account or for resale during the restricted period or (b) a U.S. person who acquired its interest through the foreign branch of a U.S. financial institution and who holds the obligation through such financial institution on the date of certification. In either case, the U.S. financial institution must provide a certificate stating that it agrees to comply with the requirements and regulations of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code unless it has provided a valid blanket certificate stating the same; or

•	a financial institution holding for purposes of resale during the restricted period. That financial institution must certify in addition that it has not acquired the obligation for purposes of resale directly or indirectly to a U.S. person or to a person within the United States or its possessions.

As used in this paragraph, the term “restricted period” means (a) the period from the closing date until 40 days thereafter or (b) any time if the obligation is held as part of an unsold allotment or subscription.

      Each of Euroclear and Clearstream will in these circumstances credit the interest received by it to the accounts of the beneficial owners of the temporary global security or to other accounts as they may direct.

      The beneficial owner of a debt security underlying a definitive global security in bearer form may exchange its interest in that definitive global security for a definitive bearer security or securities, or a definitive registered security or securities of any authorized denomination. The beneficial owner must give at least 30 days’ written notice of the exchange through either Euroclear or Clearstream. No individual definitive bearer security will be delivered in or to the U.S.

Subordinated Securities

      Payment of the principal, interest and any premium on subordinated securities will generally be subordinated in right of payment to the prior payment in full of all of our superior indebtedness.

      “Superior indebtedness” will include the principal of, any premium and accrued and unpaid interest on the following items, whether outstanding on or created, incurred or assumed after the date of execution of the subordinated indenture:

•	purchase money and similar obligations;

•	our indebtedness for money borrowed (other than the subordinated securities);

•	guarantees by us of indebtedness for money borrowed of any other person;

•	indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise;

•	our obligations under any agreement relating to any interest rate or currency swap, interest rate cap, interest rate collar, interest rate future, currency exchange or forward currency transaction or any similar interest rate or currency hedging transaction, whether outstanding on the date of the subordinated indenture or created, incurred or assumed afterward;

•	our obligations under any agreement to lease, or any lease of, any real or personal property which, in accordance with accounting principles generally accepted in the United States, is classified on our balance sheet as a liability; and

•	interest or obligations in respect of indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings.

      Superior indebtedness will also include modifications, renewals, extensions and refundings of any of the types of indebtedness, liability, obligations or guarantees listed above, unless the relevant instrument provides that it is not superior in right of payment to the subordinated securities. Superior indebtedness will not, however, include (a) any of our obligations to any subsidiary of ours and (b) any of our indebtedness, guarantees or obligations of the type set forth above which is subordinate or junior in ranking in any respect to any of our other indebtedness, guarantees or obligations.

      No payment by us on account of principal, any premium or interest on the subordinated securities, including any sinking fund payments may be made if:

•	any default or event of default with respect to any superior indebtedness occurs and is continuing and

•	unless the default or event of default is our failure to pay principal or interest on any instrument constituting superior indebtedness, written notice of this default or event of default is given to the trustee by us or to us and the trustee by the holders or their representatives of at least 10% in principal amount of any superior indebtedness.

      We may resume payments on the subordinated securities (unless otherwise prohibited by the related indenture) if (a) the default is cured or waived, or (b) 180 days pass after the notice is given, if the default is not the subject of judicial proceedings, unless the default is our failure to pay principal or interest on any superior indebtedness.

      In the event that any subordinated security is declared due and payable before its specified date, or upon any payment or distribution of assets by us to creditors upon our dissolution, winding up, liquidation or reorganization, all principal of, any premium and any interest due or to become due on all superior indebtedness must be paid in full before the holders of subordinated securities are entitled to receive or take any payment. However, this does not apply to payments received by the holders of subordinated securities consisting of shares of stock or subordinated indebtedness provided by a plan of reorganization or adjustment which does not alter the rights of holders of superior indebtedness without any holder’s consent. Subject to the payment in full of all superior indebtedness, the holders of the subordinated securities are to be subrogated to the rights of the holders of superior indebtedness to receive payments or distribution of our assets applicable to superior indebtedness until the subordinated securities are paid in full.

      By reason of this subordination, in the event of insolvency, our creditors who are holders of superior indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated securities.

      The subordinated indenture will not limit the amount of superior indebtedness or debt securities which may be issued by us or any of our subsidiaries.

Modification of the Indentures

      Our rights and obligations and the rights of the holders under each indenture may be modified with the consent of the holders of at least two-thirds in principal amount of the then outstanding debt securities of each series affected by the modification. None of the following modifications, however, will be effective against any holder without the consent of the holders of all of the affected outstanding debt securities:

•	changing the maturity, installment or interest rate of any of the debt securities;

•	reducing the principal amount, any premium or the rate of interest of any of the debt securities;

•	changing the currency, currencies or currency unit or units in which any principal, premium or interest of any of the debt securities is payable;

•	changing any of our obligations to maintain an office or agency in the places and for the purposes required by the indentures;

•	impairing any right to take legal action for an overdue payment;

•	reducing the percentage required for modifications or waivers of compliance with the indentures; or

•	with certain exceptions, modifying the provisions for the waiver of certain covenants and defaults and any of the foregoing provisions.

      Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indentures will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indentures or make other provisions without the approval of any holder in certain limited circumstances.

Waiver of Certain Covenants

      We will not be required to comply with certain restrictive covenants contained in an indenture if the holders of at least two-thirds in principal amount of each series of outstanding debt securities affected waive compliance with the restrictive covenants.

Events of Default, Notice and Waiver

      “Event of default” when used in an indenture, will mean any of the following in relation to a series of debt securities:

•	failure to pay interest on any debt security for 30 days after the interest becomes due;

•	failure to pay the principal or any premium on any debt security for 5 days after such payment becomes due;

•	failure to deposit any sinking fund payment for 30 days after such payment becomes due;

•	failure to perform or breach of any other covenant or warranty in the indenture that continues for 60 days after our being given written notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

•	certain events of bankruptcy, insolvency or reorganization of ours; or

•	any other event of default provided for debt securities of that series.

      If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least than 25% in principal amount of the outstanding debt securities of that series may declare the principal of all of the outstanding debt securities of such series to be due and immediately payable.

      The holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indentures or would involve the trustee in personal liability.

      The holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indentures relating to the series, except a default (a) in the payment of the principal of or any premium or interest on any of the debt securities of the series or (b) with respect to a covenant or provision of such indentures which, under the terms of such indentures, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected.

      The indentures will contain provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indentures at the request of those holders.

      The indentures will require the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal, premium, interest or sinking fund installment with respect to any debt securities of the series. The above notice shall not be given until at least 30 days after the occurrence of a default in the performance of or a breach of a covenant or warranty in the applicable indenture other than a covenant to make payment. The term “default” for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

      Each indenture will require us to file annually with the trustee a certificate, executed by one of our officers, indicating whether the officer has knowledge of any default under the indenture.

Notices

      Except as otherwise provided in the applicable prospectus supplement, notices to holders of bearer securities will be given by publication at least once in a daily newspaper in each of New York City and London and in any other cities specified in the bearer securities. For holders of bearer securities, notices will also be mailed to those persons whose names and addresses were previously filed with the trustee within the last two years under the indentures, within the time prescribed for the giving of that information. Notices to holders of registered securities will be sent by mail to the addresses of those holders as they appear in the security register.

Defeasance

      The indentures will contain a provision that, if made applicable to any series of debt securities, permits us to elect (a) to defease and be discharged from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding, which we refer to below as “legal defeasance,” or (b) to be released from our obligations under certain restrictive covenants, which we refer to below as “covenant defeasance”. To make either of the above elections, we must:

•	deposit in trust with the trustee (a) in the case of debt securities and coupons denominated in U.S. dollars, U.S. government obligations and (b) in the case of debt securities and coupons denominated in a foreign currency, foreign government securities, which through the payment of principal and interest in accordance with their terms will provide sufficient money, U.S. government obligations and/or foreign government obligations as necessary, without reinvestment, to repay in full those debt securities; and

•	deliver to the trustee an opinion of counsel that holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and related defeasance and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred (in the case of legal defeasance only, such opinion of counsel to be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Governing Law

      The indentures, the debt securities and the coupons will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

      Our amended and restated certificate of incorporation authorizes our board of directors without further stockholder action, to provide for the issuance of up to 10 million shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series, except that the holders of preferred stock:

•	will not be entitled to more than the lesser of one vote per $100 of liquidation value or one vote per share when voting as a class with the holders of shares of other capital stock; and

•	will not be entitled to vote on any matter separately as a class, except to the extent required by law or as specified with respect to each series with respect to any amendment or alteration of the provisions of the certificate of incorporation that would adversely affect the powers, preferences or special rights of the applicable series of preferred stock, or our failure to pay dividends on any series of preferred stock in full for any six quarterly dividend payment periods, whether or not consecutive, in which case the number of directors may be increased by two and the holders of outstanding shares of preferred stock then similarly entitled will be entitled to elect the two additional directors until full accumulated dividends on all such shares of preferred stock have been paid.

      We may amend from time to time our certificate of incorporation to increase the number of authorized shares of preferred stock. As of the date of this prospectus, we have no preferred stock outstanding. We have 602,944 shares of preferred stock reserved for issuance upon exercise of rights under the rights agreement described below under “Preferred Stock Purchase Rights”.

      The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

•	the title and liquidation preference per share of the preferred stock and the number of shares offered;

•	the purchase price of the preferred stock;

•	the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

•	any redemption or sinking fund provisions of the preferred stock;

•	any conversion provisions of the preferred stock;

•	the voting rights, if any, of the preferred stock; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

      If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. The summary in this prospectus is not complete. You should refer to the certificate of amendment to our certificate of incorporation establishing a particular series of preferred stock which will be filed with the Secretary of State of the State of Delaware and the SEC in connection with the offering of the preferred stock.

      The preferred stock will, when issued, be fully paid and nonassessable.

      Dividend Rights. The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

      Rights Upon Liquidation. The preferred stock will be preferred over the common stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

      Redemption. All shares of any series of preferred stock will be redeemable to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

      Voting Rights. Except as indicated in the prospectus supplement, the holders of preferred stock shall be entitled to one vote for each share of preferred stock held by them on all matters properly presented to stockholders. The holders of common stock and the holders of all series of preferred stock will vote together as one class.

DESCRIPTION OF COMMON STOCK

      We may issue, either separately or together with other securities, shares of our common stock. Under our amended and restated certificate of incorporation, we are authorized to issue up to 100 million shares of our common stock. A prospectus supplement relating to an offering of common stock, or other securities convertible or exchangeable for, or exercisable into, common stock, will describe the relevant terms, including the number of shares offered, any initial offering price, and market price and dividend information, as well as, if applicable, information on other related securities. See “Description of Capital Securities.”

DESCRIPTION OF DEPOSITARY SHARES

      General. We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

      The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50 million. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

      Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts which are to be prepared without unreasonable delay. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

      Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

      If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

      Redemption of Depositary Shares. If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

      Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder’s depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

      Amendment and Termination of the Depositary Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

      Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

      Miscellaneous. The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

      Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

      Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF SECURITIES WARRANTS

      We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. That securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

      The particular terms of any issue of securities warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

•	the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

•	the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

•	the U.S. Federal income tax consequences applicable to the securities warrants; and

•	any other terms of the securities warrants.

      Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

      Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

      Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•	in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF CAPITAL SECURITIES

Common Stock

      As of the date of this prospectus, we are authorized to issue up to 100 million shares of common stock. As of April 1, 2001, we had 43,548,886 shares of common stock issued and outstanding and had reserved 5,753,598 additional shares of common stock for issuance under our various stock compensation plans.

      The following summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the following documents:

•	the amended and restated certificate of incorporation, which is incorporated by reference to Exhibit 3.1 to our Form 10-Q for the quarter ended March 31, 2000, and

•	the restated and amended bylaws which are incorporated by reference to Exhibit 3.2 to our Form 10-K for the year ended December 31, 2000.

      Dividends. The holders of common stock are entitled to receive dividends when, as and if declared by our board of directors, out of funds legally available for their payment subject to the rights of holders of the preferred stock.

      Voting Rights. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

      Miscellaneous. The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. EquiServe, N.A. is the transfer agent and registrar for the common stock.

Preferred Stock

      Our Board of Directors is authorized to approve the issuance of Arch Coal preferred stock without any approval of stockholders. Our Board determines the rights, qualification, restrictions, and limitations on each series of Arch Coal preferred stock at the time of issuance. Shares of Arch Coal preferred stock may have dividend, redemption, voting and liquidation rights taking priority over Arch Coal common stock, and may be convertible into Arch Coal common stock. As of the date of this prospectus, there are no outstanding shares of preferred stock.

Preferred Stock Purchase Rights

      On March 3, 2000, we entered into a rights agreement with First Chicago Trust Company of New York, as rights agent, which is a stockholder rights plan providing for a dividend of one preferred stock purchase right for each outstanding share of our common stock. We issued the dividend to stockholders of record on March 20, 2000, and holders of shares of common stock issued since that date are issued rights with their shares. The rights trade automatically with shares of common stock and become exercisable only under certain circumstances as described below. The rights are designed to protect our interests and the interests of our stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirors to negotiate with our board of directors prior to attempting a takeover and to provide our board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have certain anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by our board of directors.

      Until a right is exercised, the holder of a right will have no rights as an Arch Coal stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-hundredth of a share of Series One Junior Preferred Stock, par value $0.01 per share, at a purchase price of $42.00 per right, subject to adjustment. In general, the rights will not be exercisable until the earlier of (a) the close of business on the tenth business day after the date that we learn that a person or group or an affiliate or associate of the person or group has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of our outstanding common stock and (b) the close of business on the tenth business day following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 20% or more of our outstanding common stock. Below we refer to the earlier of those dates as the “distribution date” and the person or group acquiring at least 20% of our common stock as an “acquiring person”. You should assume that any of the following provisions that refers to an acquiring person applies to any associate or affiliate of the acquiring person as well.

      If, after the distribution date, any acquiring person acquires 20% or more of our outstanding voting stock without the prior approval of our board of directors, each right will entitle its holder to acquire the number of shares of our common stock that is equal to the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which a right is then exercisable and dividing that product by 50% of the then current per-share market price of our common stock.

      If any acquiring person acquires more than 20% but less than 50% of the outstanding shares of our common stock subsequent to the distribution date without prior written consent of our board of directors, each right may be exchanged by our board of directors for one share of our common stock.

      In the event that, following the distribution date, we are acquired in a merger or other business combination in which we are not the surviving corporation, or in which 50% or more of our assets or assets representing 50% or more of our revenues or cash flow are sold in one or several transactions without the prior written consent of our board of directors, each right will entitle its holder to receive the number of shares of the acquiring company’s common stock as is equal to the result obtained by multiplying the then current purchase price by the number of one one-hundredths of a share of preferred stock for which the right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company.

      Any rights that are at any time beneficially owned by an acquiring person will be null and void, and any holder of such rights, including any purported transferee or subsequent holder, will be unable to exercise the rights.

      The rights will expire at the close of business on March 20, 2010, unless redeemed or exchanged before that time. At any time prior to the earlier of (a) the time a person or group becomes an acquiring person and (b) the expiration date, our board of directors may exchange all or part of the then outstanding and exercisable rights for shares of our common stock at an exchange ratio of one share of common stock per right or redeem the rights in whole, but not in part, at a price of $0.01 per right. The exchange rate and redemption price are subject to adjustment as provided in the rights agreement.

      The preceding summary is not complete and is not intended to give full effect to provisions of statutory or common law. You should refer to the applicable provisions of the rights agreement and the form of right certificate, which are incorporated by reference to Exhibit 1 to our Form 8-A, filed with the SEC on March 9, 2000.

      In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of us and not approved by our board of directors, it would be possible for the board to authorize the issuance of one or more series of preferred stock with voting rights or other rights and preferences which would impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of us. This authority may be limited by applicable law, the restated articles and the applicable rules of the stock exchanges upon which the common stock is listed. The consent of our stockholders would not be required for any such issuance of preferred stock.

Special Charter Provisions

      Our certificate of incorporation provides that:

•	our board of directors is classified into three classes;

•	subject to the rights of holders of our preferred stock, if any, the affirmative vote of the holders of not less than two-thirds of the shares of common stock voting thereon is required in order to:

•	adopt an agreement or plan of merger or consolidation,

•	authorize the sale, lease or exchange of all or substantially all of our property and assets, or

•	authorize the disposition of Arch Coal or the distribution of all or substantially all of our assets to our stockholders;

•	subject to the rights of holders of our preferred stock, if any, certain provisions of the amended and restated certificate may be amended only by the affirmative vote of the holders of at least two-thirds of the shares of common stock voting thereon;

•	subject to the rights of holders of our preferred stock, if any, all actions required to be taken or which may be taken at any annual or special meeting of our stockholders must be taken at a duly called annual or special meeting of stockholders, and cannot be taken by a consent in writing without a meeting; and

•	special meetings of the stockholders may be called at any time by any two or more of our directors and may not be called by any other person or persons or in any other manner.

SELLING STOCKHOLDERS

      The selling stockholders may be our directors, executive officers, employees or certain holders of our common stock, including Hunt Coal Corporation, the holder of approximately 5.2% of our outstanding common stock, and Carboex, S.A. A prospectus supplement with respect to any offering of common stock by selling stockholders will include the following information:

•	the names of the selling stockholders;

•	the number of shares of common stock held by each of the selling stockholders; and

•	the number of shares of common stock offered by each of the selling stockholders.

PLAN OF DISTRIBUTION

      We and any selling stockholders may sell the securities offered by this prospectus and applicable prospectus supplements (together referred to as the “offered securities”) (a) through underwriters or dealers; (b) directly to one or a limited number of institutional purchasers; or (c) through agents. This prospectus or the applicable prospectus supplement will set forth the terms of the offering of any offered securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us or to any selling stockholders from such sale, any underwriting commissions or other items constituting underwriters’ compensation.

      If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters’ compensation may be changed from time to time.

      If a dealer is utilized in the sale of any offered securities, we and any selling stockholders will sell those offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

      We and any selling stockholders may sell offered securities directly to one or more institutional purchasers, or through agents at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      If an applicable prospectus supplement indicates, agents, underwriters or dealers will be authorized to solicit offers by certain specified institutions to purchase offered securities at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

      Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered securities may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

      The validity of the issuance of the offered securities will be passed upon for us by Robert G. Jones, our Vice President-Law, General Counsel and Secretary. Mr. Jones owns beneficially 2,180 shares of our common stock.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the years ended December 31, 1998, 1999 and 2000 included or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, and the financial statements of Canyon Fuel Company, LLC for the years ended December 31, 1998, 1999 and 2000 included in our Annual Report on Form 10-K for the year ended December 31, 2000, all as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and the financial statements of Canyon Fuel Company, LLC are incorporated by reference in reliance on the reports of Ernst & Young LLP, given on their authority as experts in accounting and auditing.

3,000,000 Shares

Arch Coal, Inc.

% Perpetual Cumulative Convertible Preferred Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

JPMorgan

PNC Capital Markets, Inc.

Credit Lyonnais Securities (USA) Inc.

Salomon Smith Barney

US Bancorp Piper Jaffray

BNY Capital Markets, Inc.

                    , 2003